+



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated February 6, 2003

                                 -------------


                                     Rhodia
                          ---------------------------
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulogne-Billancourt

                                     France
                              --------------------
                    (Address of Principal Executive Offices)

                                 -------------


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures:  Rhodia's 2002 consolidated financial statements.

Rhodia Group


                                 Balance Sheets
                                  December 31,



Assets

-------------------------------------------------------------------------------------------------

(In millions of(euro))                                      Note       2002        2001      2000
-------------------------------------------------------------------------------------------------


Goodwill                                                     4        1,186       1,354     1,404

Other intangible assets                                      5          177         206       180

Tangible assets                                              6        2,743       3,561     3,759

Investments and other assets:

     Deposits and long-term receivables                                 120          98       103

     Investments accounted for by the equity method          7          172         238       269

     Investments at cost                                     8           67          75       112

     Deferred charges and other assets                       9          841         584       397
-------------------------------------------------------------------------------------------------
Total long-term assets                                                5,306       6,116     6,224
-------------------------------------------------------------------------------------------------

Inventories                                                 10          835       1,044     1,185

Accounts and notes receivable                               11          378         524       819

Other current assets                                        12          917         916     1,079

Marketable securities                                       14          108         180        94

Cash and cash equivalents                                               143         233       165
-------------------------------------------------------------------------------------------------

Total current assets                                                  2,381       2,897     3,342
-------------------------------------------------------------------------------------------------
Total Assets                                                          7,687       9,013     9,566
-------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the Consolidated Financial Statements.

Rhodia Group
                                                 Balance Sheets
                                                  December 31,



Liabilities and Stockholders' Equity

---------------------------------------------------------------------------------------------------------------------
(In millions of(euro))                                              Note             2002          2001      2000
---------------------------------------------------------------------------------------------------------------------
Common stock                                                                          179         2,690         2,690

Additional paid-in capital                                                          2,514             3             3

Retained earnings/(deficit)                                                         (418)         (374)          (74)

Cumulative translation adjustment                                                   (440)          (52)          (26)
---------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                           15             1,835         2,267         2,593

Minority interests                                                   16                23            84            87
---------------------------------------------------------------------------------------------------------------------

Total stockholders' equity and minority interests                                   1,858         2,351         2,680

Reserves for pensions, deferred income taxes and other

costs in excess of one year                                          17             1,233         1,239         1,149

Other long-term liabilities                                                           141           149            57

Long-term debt                                                       18             1,739         1,949         2,077

Short-term borrowings and current portion of long-term debt          18               645         1,036         1,248

Accounts and notes payable                                                            948           885         1,123

Short-term reserves for pensions, deferred income taxes and
other costs                                                          17               301           474           332

Other current liabilities                                            19               822           930           900
----------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                           2,716         3,325         3,603
----------------------------------------------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity                                          7,687         9,013         9,566
----------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (see note 23)

The accompanying notes are an integral part of the Consolidated Financial Statements.


Rhodia Group


                                              Statements of Income
                                            Years Ended December 31,




----------------------------------------------------------------------------------------------------------------------
(In millions of(euro))                                               Note            2002          2001        2000
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Net sales                                                                            6,617         7,279         7,419
----------------------------------------------------------------------------------------------------------------------

Production costs and expenses                                                      (4,489)       (5,166)       (5,053)

Administrative and selling expenses                                                (1,104)       (1,120)       (1,138)

Research and development expenses                                     25             (201)         (197)         (194)

Depreciation and amortization                                                        (447)         (542)         (492)

Restructuring and environmental costs                                                 (25)         (163)          (14)
----------------------------------------------------------------------------------------------------------------------
Operating income                                                                       351            91           528
                                                                      20
Financial expense - net                                                              (123)         (186)         (177)
                                                                      21
Other income/(expense) - net                                                          (72)         (108)           (7)
----------------------------------------------------------------------------------------------------------------------

Income/(loss) of fully consolidated subsidiaries
  before income taxes                                                                  156         (203)           344

Income taxes                                                          22              (66)            86          (95)
----------------------------------------------------------------------------------------------------------------------
Income/(loss) of fully consolidated subsidiaries                                        90         (117)           249

Equity in earnings/(losses) of affiliated companies                                   (38)          (16)             8

Amortization of goodwill                                                              (47)          (75)          (32)
----------------------------------------------------------------------------------------------------------------------

Income/(loss) of consolidated subsidiaries                                               5         (208)           225

Minority interests                                                                     (9)           (5)           (9)
----------------------------------------------------------------------------------------------------------------------
Net income/(loss)                                                                      (4)         (213)           216
----------------------------------------------------------------------------------------------------------------------
Earnings/(loss) per share (in (euro))

o   Basic                                                                           (0.02)        (1.19)          1.23

Average shares outstanding                                                     178,765,518   179,103,640   175,843,305
----------------------------------------------------------------------------------------------------------------------
o   Diluted                                                                         (0.02)        (1.19)          1.23
Average shares after dilution                                                  178,765,518   179,103,640   176,351,932
----------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the Consolidated Financial Statements.


Rhodia Group


                              Stockholders' Equity
                            Years Ended December 31,




-----------------------------------------------------------------------------------------------------------------------

                                                        Additional                            Cumulative        Total
                                             Common      paid in                             translation  Stockholders'
                                             stock       capital     Deficit   Net income/   adjustment      Equity
(In millions of(euro))                     (note 15a)   (note 15a)  (note 15c)     (loss)     (note 15d)     (note 15)

-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                   2,621           3       (462)          227             1           2,390
-----------------------------------------------------------------------------------------------------------------------

Charge to reserves                                                     227        (227)                             -

Dividends paid                                                        (70)                                       (70)

Net income                                                                          216                           216

Share transactions                                                      16                                         16

Translation                                                            (1)                       (27)            (28)

Capital increase                                69                                                                 69
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                   2,690           3       (290)          216          (26)           2,593
----------------------------------------------------------------------------------------------------------------------

Charge to reserves                                                     216        (216)                             -

Dividends paid                                                        (85)                                       (85)

Net loss                                                                          (213)                         (213)

Share transactions                                                       -                                          -

Translation                                                            (2)                       (26)            (28)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                   2,690           3       (161)        (213)          (52)           2,267
----------------------------------------------------------------------------------------------------------------------
Charge to reserves                                                   (213)          213                             -

Dividends paid                                                        (21)                                       (21)

Net loss                                                                            (4)                           (4)

Reclassification                               (1)           1                                                      -

Share transactions                                                    (10)                                       (10)

Translation                                                            (9)                      (388)           (397)

Reduction in par value of common
stock from 15(euro)to 1(euro)              (2,510)       2,510                                                      -
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                     179       2,514       (414)          (4)         (440)           1,835
----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the Consolidated Financial Statements.


Rhodia Group
                                             Cash Flows STATEMENTS
                                            Years Ended December 31,


-----------------------------------------------------------------------------------------------------------------------
(In millions of(euro))                                                                2002          2001          2000
-----------------------------------------------------------------------------------------------------------------------
Net income/(loss)                                                                      (4)         (213)           216
-----------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:

Minority interests                                                                       9             5             9

Depreciation and amortization of assets and changes in reserves                        415           750           515

Equity in (earnings)/losses of affiliated companies                                     42            41           (4)

Dividends received from affiliated companies                                             3            21            16

Net (gains)/losses from disposals of assets                                             35          (15)          (13)

Other (gains)/losses from operating activities                                          36         (184)           (9)

Change in working capital:

  (Increase)/decrease in inventories                                                    14           123          (82)

  (Increase)/decrease in accounts and notes receivable                                (19)           219           272

  Increase/(decrease) in accounts and notes payable                                    204         (185)           240

  Increase/(decrease) in other operating assets and liabilities                      (229)           114         (158)
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                              506           676         1,002
-----------------------------------------------------------------------------------------------------------------------
Additions to property, plant and equipment                                           (374)         (483)         (503)

Other capital investments                                                             (52)         (102)         (138)

Acquisition of Albright & Wilson and Chirex                                              -             -       (1,383)

Proceeds from disposals of assets                                                      363           500           124

(Increase)/decrease in loans and short-term investments                                  3          (69)         (149)
-----------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                                (60)         (154)       (2,049)
-----------------------------------------------------------------------------------------------------------------------
Capital increase                                                                         -             6            63

Dividends paid to Rhodia shareholders                                                 (21)          (85)          (70)

Share (purchases)/sales

Sales                                                                                 (15)             -            16

New long-term borrowings                                                             3,156         1,927         2,222

Repayments of long-term borrowings                                                 (3,424)       (1,770)       (1,697)

Increase/(decrease) in short-term borrowings                                         (194)         (535)           479
-----------------------------------------------------------------------------------------------------------------------
Net cash provided/(used) by financing activities                                     (498)         (457)         1,013
-----------------------------------------------------------------------------------------------------------------------
Net effect of exchange rate changes on cash                                           (38)             3             5
-----------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash and cash equivalents                                      (90)            68          (29)

Cash and cash equivalents at beginning of year                                         233           165           194
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                               143           233           165
-----------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the Consolidated Financial Statements.


Rhodia Group


                                     Index to notes to financial statements
                                                  December 31,


Note                                                                      Page

1.    Accounting policies                                                      7

2.    Comparability and evolution of consolidation scope                      11

3.    Transactions with Aventis Group                                         13

4.    Goodwill                                                                14

5.    Other intangible assets                                                 15

6.    Tangible assets                                                         15

7.    Investments accounted for by the equity method                          16

8.    Investments at cost                                                     18

9.    Deferred charges and other assets                                       18

10.   Inventories                                                             19

11.   Accounts and notes receivable                                           19

12.   Other current assets                                                    20

13.   Valuation allowances                                                    20

14.   Marketable securities                                                   20

15.   Stockholders' equity                                                    21

16.   Minority interests                                                      22

17.   Reserves for pensions, deferred income taxes and other costs            22

18.   Long-term debt                                                          28

19.   Other current liabilities                                               30

20.   Financial expense - net                                                 31

21.   Other income/(expense) - net                                            31

22.   Income taxes                                                            31

23.   Commitments and contingencies                                           33

24.   Information by segment and geographical area                            38

25.   Research and development expenses                                       40

26.   Wages, benefits and number of employees                                 40

27.   Stock option plans                                                      40

28.   Subsequent events                                                       42

29.   Reconciliation to U.S. GAAP and new U.S. accounting standards           42

30.   Consolidated subsidiaries end of 2002                                   46

1.  ACCOUNTING POLICIES
    -------------------

The consolidated financial statements of Rhodia are prepared in accordance with rule n(degree) 99-02 issued by the Comite de la Reglementation Comptable (CRC) relating to the consolidated financial statements of commercial societies and public companies. Rule n(degree) 00-06, issued by the CRC in January 2002, which defines how companies account for liabilities, has been applied by Rhodia since January 1, 2000. Note 29 provides a reconciliation between accounting principles generally accepted in France (French GAAP) and accounting principles generally accepted in the United States (U.S. GAAP). The accounting policy disclosed in note 1p) differs from French GAAP. However, this policy has no material effect on Rhodia's consolidated financial statements.

a)  Consolidation policies

The consolidation is prepared from the accounts as of December 31.

Rhodia's consolidated financial statements include the accounts of its significant majority-owned subsidiaries (more than 50%). Minority investments in companies where Rhodia's interest is more than 20% are accounted for under the equity method. This method is also applied to 50%-owned joint ventures operationally managed by the other partner (see note 7).

All significant intercompany transactions are eliminated.

The results of companies acquired are included from their respective date of acquisition. The results of companies sold are included until their respective date of sale.

b)  Translation of foreign currencies

For countries other than those with high inflation:

- transactions in foreign currencies are translated using the exchange rate in effect at the time of the transaction or the hedging rate, if any;
- assets and liabilities denominated in foreign currencies, which are not specifically hedged, are translated using exchange rates in effect at the balance sheet dates; exchange differences arising from foreign currency transactions are included in the statement of income. However, exchange differences arising from intercompany transactions of a long-term nature, which are considered part of Rhodia's net investment, are accounted for net of tax as a separate component of stockholders' equity (cumulative translation adjustment); exchange differences from hedges of foreign currency commitments are deferred and accounted for as part of the hedged transaction;
- financial statements expressed in foreign currency are translated as follows:
         . statements of income of foreign consolidated companies are translated at average exchange rates for the year;
         . balance sheets of foreign consolidated companies are translated at the end of year exchange rate, with the exception of equity accounts which are translated at historical rates;
         . gains or losses arising from the translation of the financial statements of foreign consolidated companies are accounted for directly in stockholders' equity (cumulative translation adjustment);

For countries with high inflation:

- assets recorded at original cost, such as fixed assets, investments and inventories with a carrying value equal to cost, are translated at historical rates, as are related amounts in the statement of income;
- gains and losses arising from the translation of financial statements of consolidated companies are included in the statement of income under the heading "Other income/(expense) - net" (note 21).

c)  Goodwill

Goodwill represents the excess of the acquisition cost over the fair value assets of businesses acquired on the date of the transaction. Goodwill is generally amortized on a straight-line basis over a period of forty years, except in specific cases for which a lesser period would be justified.

d)  Other intangible assets

Other intangible assets, consisting principally of patents, trademarks and software, are carried at cost, including capitalized interest, and are amortized on a straight-line basis over their estimated useful lives. For patents and trademarks this period is generally twenty-five years and for software from three to five years.

e)  Tangible assets

Land, buildings and equipment are carried at cost, including capitalized interest. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

The principal useful lives employed are:
-------------------------------------------------------------------------------

-  Buildings                                                10 - 40 years

 -  Plant and equipment

     -  Machinery and equipment                              5 - 15 years

     -  Other equipment                                      3 - 15 years

-  Vehicles                                                  4 - 20 years

-  Furniture                                                10 - 15 years
-------------------------------------------------------------------------------

Assets leased under a long-term contract or other arrangement that transfers substantially all of the benefits and risks of ownership to Rhodia are capitalized based on their fair market value and depreciated as described above. A corresponding financial debt is also recorded.

f)  Asset impairment tests

Goodwill:

For each enterprise of Rhodia, which corresponds to a reporting unit, Rhodia annually compares the net book value of the assets and liabilities that are associated with the enterprise, including goodwill, with the fair value of the enterprise, which corresponds to the discounted cash flows of the enterprise, in the absence of an active market. Rhodia updates this comparison whenever events or circumstances that would indicate that the net book value of goodwill may not be recoverable. The methodology of valuing the reporting units is described in note 4. When the market value is less than the book value, accelerated amortization is recorded initially to goodwill for the difference.

Other long-lived assets:

The book values of other long-lived assets are reviewed whenever events or circumstances indicate that the future cash flows of these assets may not support their carrying value. Rhodia compares the net book values of these assets with the undiscounted future cash flows. When this comparison indicates that accelerated depreciation must be recorded, the amount recorded is the difference between the net book value and the discounted future cash flows.

g)  Research and development expenses

Research and development expenses are recorded net of subsidies and are expensed as incurred.

h) Investments at cost

Other investments are carried at the lower of cost or net realizable value; such net realizable value being assessed on the basis of the equity of the entity, forecasts and earnings projections and share price.

i)  Inventories

Inventories are stated at the lower of average cost or net realizable value. Due to the rate of inventory turnover, average cost approximates current cost .

j)  Investments in debt and equity securities and short-term deposits

Investments in debt and equity securities are stated at the lower of historical cost or quoted market value (if publicly traded) or net realizable value (if not publicly traded). Net realizable value is determined by reference to various criteria, including net equity and future financial results of the related company. Short-term deposits are stated at the lower of cost or market.

k)  Deferred income taxes

Deferred income taxes are determined at the level of each tax entity. Deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Tax rates applicable to future periods are used to calculate year-end deferred income tax amounts. Any non-recoverable withholding taxes on undistributed earnings of French consolidated companies are so recorded.

Deferred tax assets resulting from net operating losses and deductible temporary differences are systematically recognized. A valuation allowance is also recorded when their future realization is not likely.

l)  Pension, retirement and other post-employment obligations

Rhodia accounts for commitments with respect to pension, retirement and other post-employment obligations based on the "projected unit credit method" including assumptions for discount rates, expected long-term rates of return on plan assets and rates of increase in compensation levels which vary from country to country. Rhodia funds its obligations through pension fund assets or, if not funded, records its obligations through balance sheet accruals.

m) Financial instruments

Rhodia uses various financial instruments to manage its exposure to interest rate and currency risks. Generally, these instruments are valued on a mark-to-market basis with gains or losses recorded in the income statement. In the case of effective hedges of specific assets or liabilities, the exchange gains or losses are included in the measurement of the related transaction. In the case of hedging the net investment of a foreign subsidiary, the revaluation of the investment is recorded in cumulative translation adjustments, net of tax.

n)  Environmental and product liabilities

Rhodia recognizes losses and accrues liabilities relating to environmental and product liability matters if available information indicates that the event of loss is probable and can reasonably be estimated. With respect to environmental liabilities, Rhodia estimates losses on a case by case basis using available information. With respect to product liabilities, Rhodia estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and (in some cases), settling such claims. If an event of loss is reasonably possible but cannot be reasonably estimated, Rhodia provides appropriate disclosure in note 23a to its consolidated financial statements if such contingency is material. Rhodia records anticipated recoveries from third parties as an asset only when realization is deemed probable.

o)  Cash and cash equivalents in the Consolidated Statements of Cash Flows

"Cash and cash equivalents" include the following items: cash on hand, cash in banks, and short-term investments with original maturity of less than three months. The market value of these items is similar to their book value due to their very short-term maturity.

p)  Stock options

Stock option and stock purchase plans are accounted for in accordance with the intrinsic value method. This method consists of measuring compensation expense based on the difference between the market value and exercise price of the options at the grant (measurement) date. The effect on net income that would have resulted from the use of the fair value approach is disclosed in note 27b.

q)  Sales of accounts receivables

Transfers of accounts receivables are accounted for as sales when the transferred assets have been isolated from Rhodia and are beyond the reach of its creditors, when each transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets, and when Rhodia does not maintain effective control over the transferred assets. Residual interests are recorded at fair value.

r)  Special purpose entities

In the management of its operations, if the need arises, Rhodia may use and own shares of special purpose entities, especially in connection with the sales of accounts receivables. Consolidation of these entities is not required since they meet the specific criteria for non-consolidation.

s)  Estimates and assumptions

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Actual amounts could differ from these estimates.

t)  Revenue recognition

Rhodia's policy is to recognize revenue upon transfer of title and risks of loss, and when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the customer's price is fixed or determinable, and collectibility is reasonably assured.

u)  Earnings per share

Basic earnings per share are computed by dividing net earnings by the average number of shares outstanding during the period, net of shares held by Rhodia. Diluted earnings per share are computed by dividing net earnings by the average number of shares outstanding during the period, increased by the number of additional shares that would have been outstanding if the dilutive potential common shares (corresponding primarily to stock subscription options) had been issued. Dilutive potential common shares are determined by calculating the number of common shares that could be purchased on the open market using the funds obtained from the exercise of stock subscription options.

v)  Operating income

Operating income consists of revenues and expenses resulting from operations. It excludes income and expenses related to investments, to financing or tax strategies and to disposals of activities.

w)  Treasury stock

Rhodia S.A. has been authorized by the general stockholders' meeting to trade in Rhodia's shares on the open market. The costs of acquiring any shares under these stockholder authorizations that are not intended to be used for a specific purpose are deducted from stockholders' equity. If these shares are subsequently sold on the open market, the gain or loss is credited or charged to stockholders' equity. Any shares purchased under these stockholder authorizations that are intended to be used for a specific purpose, or to maintain the share market price, or for distribution to employees are recorded as an asset.


2.       COMPARABILITY AND EVOLUTION OF CONSOLIDATION SCOPE

2.1.  Comparability

2.1.1. Accounting principles

Rhodia, after taking into account the quotation of its shares on the Paris and New York stock exchanges, and the divergence between French GAAP and U.S. GAAP, particularly relating to the accounting for the amortization of goodwill, has reclassified Amortization of goodwill below Operating income in accordance with regulation n(degree) 99-02.

Accordingly, the Operating income for 2001 and 2000 reflects a reclassification of (euro)75 million and (euro)32 million, respectively.

In addition, in order to reflect the net results of affiliated companies, Rhodia has reclassified the income tax provision relating to the associated companies from Income taxes to Equity in earnings/(losses) of affiliated companies.

Accordingly, Income taxes and Equity in earnings/(losses) of affiliated companies for 2001 and 2000 reflect a reclassification of (euro)(8) million and
(euro)9 million, respectively.

Goodwill and Other intangible assets are now shown separately on Rhodia's balance sheet. Certain intangible assets at December 31, 2001 and 2000 of
(euro)52 million and (euro)54 million, respectively, that were previously recorded as "Deferred charges and other assets" have been reclassified to "Other intangible assets". Also, the negative equity of affiliated companies of
(euro)54 million and (euro)53 million, respectively, at December 31, 2001 and 2000 that was previously recorded as a reduction of the balance sheet item "Investments accounted for by the equity method" has been reclassified to "Other long-term liabilities".

2.1.2. Comparative information

Changes in the consolidation perimeter in 2002 are not significant in comparison with 2001. Therefore, no pro forma accounts are presented.

2.2. Evolution

Significant divestments in 2002

During 2002, in line with Rhodia's previously announced objective to divest non-strategic businesses, the following businesses were divested:

- In April 2002, the polyvinyl acetate business and acetic acid derivatives activities were sold to Acetex Corporation
- In July 2002, the Teris joint venture was sold to Sita, and the Latexia joint venture and certain paper latex production assets were sold to Raisio. Teris was a venture that specialized in processing hazardous industrial waste, and Latexia was a venture that specialized in producing and marketing latex for the paper industry
- In August 2002, the Kermel entity (meta-aramid technical fibers) was sold through a management buy-out led by Argos Soditic
- In October 2002, the Rhodia-Ster entity (polyester) in Brazil was sold to Groppo Mossi & Ghisolfi
- In December 2002, the industrial and commercial activities in Europe relating to basic chemicals (including phenol, hydrochloric acid and soda ash) was sold to Bain Capital, and the brewing and enzymes businesses in France and the United Kingdom was sold to Genecor

Net sales of these businesses in 2002, 2001 and 2000 were (euro)556 million,
(euro)725 million and (euro)772 million, respectively.

Significant divestments in 2001

In April 2001, the European surfactants business of Albright & Wilson's (A&W) (research, manufacturing and marketing) was sold to Huntsman International LLC.

In June 2001, the Empicryl lubricant additives businesses of A&W were sold to Group Degussa AG. Empicryl, which is used in the lubricants industry to improve viscosity, was manufactured at Whitehaven.

Net sales of A&W's European surfactants and Empicryl lubricant additives businesses for the period April 1, 2000 to December 31, 2000 were (euro)339 million.

Significant acquisitions in 2000

In March 2000, Rhodia acquired Albright & Wilson which has a global presence in phosphates, phosphorous byproducts and surfactants. A&W has been fully consolidated in Rhodia's financial statements from April 1, 2000. Total cost of acquisition was (euro)925 million, including transaction expenses. Goodwill of
(euro)596 million is being amortized on a straight-line basis over 35 years.

In September 2000, Rhodia acquired Chirex Inc. (Chirex). Chirex has been fully consolidated in Rhodia's financial statements from October 1, 2000. Chirex provides high technological services to the pharmaceutical industry: contract research and development and outsourced manufacturing of active ingredients. Chirex was acquired for a total cost of (euro)569 million, including transaction expenses, and has been consolidated based on the fair values of the assets acquired and liabilities assumed. Goodwill of (euro)461 million is being amortized on a straight-line basis over 30 years. The increase between the provisional and final goodwill of (euro)19 million is principally due to an adjustment of the fair value of net assets acquired.


3.  TRANSACTIONS WITH AVENTIS

a)  Operational, administrative and financial transactions

As of December 31, 2002, 2001 and 2000, Aventis held 25.2% of Rhodia's capital. Up until October 15, 1999, Rhodia was controlled by Aventis. After Rhodia's independence, operational, administrative and financial transactions are still carried out between these two groups. These transactions are not significant. All of these transactions are conducted at similar conditions to market.

b)  Other transaction

In accordance with the Environmental Indemnification Agreement with Aventis (note 23a), Rhodia recorded a receivable from Aventis of (euro)35 million as of December 31, 2001. In 2002, an additional (euro)3 million was recorded and
(euro)26 million was collected.



4.  GOODWILL

---------------------------------------------------------------------------------------------------------------
   (In millions of(euro))                                                      2002                     2001
---------------------------------------------------------------------------------------------------------------

                                                           Gross value    Amortization     Net book    Net book
                                                                                            value         Value
---------------------------------------------------------------------------------------------------------------
    Balance, January 1                                        2,287            (933)         1,354        1,404
    Additions/(reductions) to goodwill                           20              (7)            13         (17)
    Goodwill amortization                                         -             (47)          (47)         (75)
    Translation                                               (267)              133         (134)           42
---------------------------------------------------------------------------------------------------------------
    Balance, December 31                                      2,040            (854)         1,186        1,354
---------------------------------------------------------------------------------------------------------------

 Net goodwill as of December 31 relates to the following acquisitions:
--------------------------------------------------------------------------------------- ------------ ----------
(In millions of(euro))                                                                         2002       2001
--------------------------------------------------------------------------------------- ------------ ----------

A&W                                                                                             503        557


Chirex                                                                                          354        432

RTZ                                                                                              53         61

Stauffer Chemicals Inc                                                                          115        141

Kofran                                                                                           33         34

Other                                                                                           128        129
--------------------------------------------------------------------------------------- ------------ ----------
Total                                                                                         1,186      1,354
--------------------------------------------------------------------------------------- ------------ ----------

In accordance with note 1 f), asset impairment tests were performed for each enterprise of Rhodia.

The methodology used consists of the development of discounted cash flows, using the following principal assumptions:

    o  Development by management of medium-term plans for five years
    o Discounting the net cash flows from these plans for each reporting unit based on Rhodia's weighted average cost of capital (WACC) for each reporting unit, which is 6.5% (net of tax) for Rhodia, and adjusted, if needed, for the risks associated with the reporting unit.
    o Determination of a terminal value by capitalizing the last cash flow of the plan by the difference between the WACC and the long-term growth rate estimated for each reporting unit. This terminal value is then discounted using the WACC of each reporting unit

The enterprise value determined as of December 31, 2002 for the Chirex reporting unit confirms that the goodwill is recoverable. However, this reporting unit, which experienced deficits in 2001 and 2002, is still in a development phase. Therefore, its forecasts are characterized by a level of uncertainty that will necessitate regular assessments that the assumptions made in the fourth quarter of 2002, which are summarized below, are realized:

    o The cash flow forecasts reflect operating losses for 2003 and 2004 principally because of the delayed launching of new drugs that Chirex expects to produce. However, we still expect significant profits from Chirex starting in 2005. The performance for 2006 and 2007 is expected to approximate its initial strategic plan

    o The discount rate used was 8.5%, which takes into account the higher volatility of the pharmaceutical sector when compared with the specialty chemicals sector in which Rhodia is involved

    o The assumed long-term growth rate was 5%, as the average perspective for growth of the pharmaceuticals market is 8% to 10% per year, but could fall to 5% to 7% as anticipated for 2003

Considering all these above assumptions, the terminal value represents essentially the total enterprise value of the Chirex reporting unit.


5.  OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following as of December 31:


  ------------------------------------------------------------------------------------------------
   (In millions of(euro))                                2002                         2001
  ------------------------------------------------------------------------------------------------
                                      Gross value    Amortization     Net book    Net book value
                                                                        value           (1)
  ------------------------------------------------------------------------------------------------
    Patents and trademarks              101             (63)              38             59

    Software                            260            (165)              95             98

    Other                                80             (36)              44             49
  ------------------------------------------------------------------------------------------------
    Total                               441            (264)             177            206
  ------------------------------------------------------------------------------------------------

(1) Accumulated amortization as of December 31, 2001 was (euro)270 million.

Amortization charges relating to other intangible assets are as follows:


-------------------------------------------------------------------------------------------
(In millions of(euro))                                     2002          2001         2000
-------------------------------------------------------------------------------------------

Patents, trademarks and software                           (30)          (34)         (35)

Other                                                       (3)           (5)          (7)
-------------------------------------------------------------------------------------------
Total                                                      (33)          (39)         (42)
-------------------------------------------------------------------------------------------


6.  TANGIBLE ASSETS

a) Tangible assets consist of the following as of December 31:

  -----------------------------------------------------------------------------------------------------
  (In millions of(euro))                                         2002                         2001
  -----------------------------------------------------------------------------------------------------
                                             Gross value    Depreciation     Net book    Net book value
   (at cost)                                                                   value           (1)
  -----------------------------------------------------------------------------------------------------
    Land                                              208             (45)           163        207

    Buildings                                       1,125            (655)           470        581

    Plant and equipment                             5,633          (3,748)         1,885      2,376

    Assets under construction                         225                -           225        397
  -----------------------------------------------------------------------------------------------------
    Total                                           7,191          (4,448)         2,743      3,561
  -----------------------------------------------------------------------------------------------------

(1) Accumulated depreciation as of December 31, 2001 was (euro)5,303 million.

Included in the above table are the following amounts related to assets subject to capital leases as of December 31:
--------------------------------------------------------------- ---------------
(In millions of(euro))                                    2002           2001
--------------------------------------------------------------- ---------------

 Land                                                      2               2

 Buildings                                                16              16

 Plant and equipment                                      15             130
--------------------------------------------------------------- ---------------
 Gross value - at cost                                    33             148

 Less accumulated depreciation                          (22)           (117)
--------------------------------------------------------------- ---------------
 Net book value                                           11              31
--------------------------------------------------------------- ---------------

b) Movements

------------------------------------------------------------------------------
(In millions of(euro))                             2002        2001       2000
------------------------------------------------------------------------------

Net book value, January 1                          3,561      3,759      2,947
------------------------------------------------------------------------------

Additions                                            368        518        509

Disposals                                          (157)      (181)      (103)

Depreciation for the year                          (409)      (500)      (450)

Other (translation, changes in structure)          (620)       (35)        856
------------------------------------------------------------------------------
Net book value, December 31                        2,743      3,561    3,759
------------------------------------------------------------------------------


7.  INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

-------------------------------------------------------------------------------
 (In millions of(euro))                            2002           2001    2000
-------------------------------------------------------------------------------
 Balance, January 1 (1)                              238           269      225
-------------------------------------------------------------------------------

  Equity in income/(losses)                         (38)          (16)        8

  Rhodia's share of Butachimie's income taxes        (2)          (23)        -

  Dividends received                                 (3)          (21)     (16)

  Changes in structure                              (26)            24       46

  Translation                                          3             5        6
-------------------------------------------------------------------------------
 Balance, December 31                                172           238      269
-------------------------------------------------------------------------------
(1) As described in 2.1.1. the negative equity of affiliated companies was reclassified to Other long term liabilities.

The useful lives of the tangible assets at Nylstar, accounted for by the equity method, have been revised to conform to the useful lives used by Rhodia. The impact on income amounted to (euro)3.8 million.

Distribution of the investments accounted for by the equity method:
------------------------------------------------------------------------------
 (In millions of(euro))                  % Ownership          2002       2001
------------------------------------------------------------------------------
  Nylstar Group                               50,00            51         81

  Butachimie                                  50,00            56         18

  Teris Group (1)                                 -             -         54

  Rhodia Hengchang (1)                            -             -         11

Other (less than(euro)10 million)                              65         74
------------------------------------------------------------------------------
Total                                                         172        238
------------------------------------------------------------------------------
(1) Teris was sold in July 2002. Rhodia Hengchang is fully consolidated since January 1, 2002.

a)  Joint-ventures accounted for by the equity method

Rhodia holds a 50% interest in Butachimie. Rhodia purchases 50% of Butachimie's production, and almost all of these purchases are sold on to Rhodia companies, which produce nylon thread. Because Butachimie's production is closely integrated with the industrial process of Rhodia, the operating results of this entity are accounted for as a reduction of Production costs and expenses in the consolidated statements of operations rather than being included in Equity in earnings/(losses) of affiliated companies. In addition, income taxes are not presented in Equity in earnings/(losses) of affiliated companies but in Income taxes.

Besides it interest in Butachimie, Rhodia has other joint-ventures with a 50% ownership interest, the most important of which are Nylstar (nylon thread business) and Primester (cellulose acetate business) whose partners are SNIA (Italy) and Eastman Chemicals Company (USA), respectively.

Financial information, aggregated relative to these joint-ventures, is presented below. Statement of income (excluding Butachimie) and balance sheet December 31 (including Butachimie):
-------------------------------------------------------------------------------
(In millions of(euro))                    2002        2001            2000
-------------------------------------------------------------------------------

Net sales                                  873       1,357           1,263

Operating income                           (7)           6              69

Current assets                             600         740             810

Total assets                             1,724       2,189           2,114

Stockholders' equity                       276         355             457

Financial debt                             783       1,199             988
-------------------------------------------------------------------------------
The variations in 2002, especially net sales, reflects the disposals of Teris and Latexia (see note 2.2).

b)  Other affiliates accounted for by the equity method:

-------------------------------------------------------------------------------
(In millions of(euro))                         2002         2001        2000
-------------------------------------------------------------------------------

Net sales                                     175           226         196

Net income/(loss)                             (4)           (2)           5

Total assets (December 31)                    236           363         353
-------------------------------------------------------------------------------

c) Commercial transactions between Rhodia consolidated companies and affiliates accounted for by the equity method:


-------------------------------------------------------------------------------------------------------
(In millions of(euro))                                                     2002        2001        2000
-------------------------------------------------------------------------------------------------------

Purchases from affiliates accounted for by the equity method               167         160         174

Sales to affiliates accounted for by the equity method                     139         188         184
-------------------------------------------------------------------------------------------------------


8.  INVESTMENTS AT COST

Investments at cost consist of the following as of December 31:


--------------------------------------------------------------------------------------------
(In millions of(euro))                                   % Ownership        2002        2001
--------------------------------------------------------------------------------------------

Phosphoric Fertilizers Industry                                8.41           9          6

Stilon                                                        14.80           6          7

Other (less than(euro)5 million)                                             52         62
--------------------------------------------------------------------------------------------
Total                                                                        67         75
--------------------------------------------------------------------------------------------

Stilon is an affiliate of Nylstar Group (accounted for by the equity method). Rhodia owns an additional 14.80%. Rhodia's investment value equals its share of Stilon's stockholders' equity. The Other category includes some entities that are majority owned or owned by more than 20%. However, these entities are not included because they are not significant.


9.  DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets consist of the following as of December 31:
-------------------------------------------------------------------------------
(In millions of(euro))                                      2002         2001
------------------------------------------------------------------------------

Long term receivables                                        108          74

Long term deferred tax assets                                195         128

Minimum pension liability adjustment (note 17c)              270         231

Prepaid pension cost (note 17c)(1)                           252         137

Other                                                         16          14
-------------------------------------------------------------------------------
Net book value                                               841         584
-------------------------------------------------------------------------------
(1) Prepaid pension costs correspond to the U.K. and U.S. pension plans. The change during the period reflects additional contributions.

10.  INVENTORIES

Inventories consist of the following as of December 31:
-------------------------------------------------------------------------------
(In millions of(euro))                                        2002       2001
-------------------------------------------------------------------------------

Raw materials and spare parts                                  350         457

Work in progress                                                49          78

Finished products                                              512         597
-------------------------------------------------------------------------------
Gross book value                                               911       1,132

Valuation allowances                                          (76)        (88)
-------------------------------------------------------------------------------
Net book value                                                 835       1,044
-------------------------------------------------------------------------------

Considering the diverse nature of the businesses, certain products may be considered as raw materials, work in progress or finished products, depending on whether the products are used by Rhodia or sold to third parties.


11.  ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consist of the following as of December 31:
-------------------------------------------------------------------------------
(In millions of(euro))                                         2002        2001
-------------------------------------------------------------------------------

Accounts and notes receivable                                  417         567

Less: allowance for doubtful accounts                         (39)        (43)
-------------------------------------------------------------------------------
Net receivables                                                378         524
-------------------------------------------------------------------------------

Certain Rhodia companies sold uncollected receivables during 2002 and 2001, in accordance with multi-year agreements entered into with various banks. The amount of receivables sold as of December 31, 2002 and 2001 was (euro)627 million and (euro)718 million, respectively, which generated a net cash collection of (euro)531 million in 2002 compared with (euro)617 million in 2001. The average amount of receivables sold in 2002 was (euro)635 million compared with (euro)613 million in 2001, which generated an average net cash collection of (euro)539 million in 2002 compared with (euro)519 million in 2001. The difference between receivables sold and net cash collected represents residual interests and are recorded in Deferred charges and other assets.

12.  OTHER CURRENT ASSETS

Other current assets consist of the following as of December 31:
-------------------------------------------------------------------------------
(In millions of(euro))                                         2002        2001
-------------------------------------------------------------------------------

Prepaid and recoverable taxes                                  239         217

Prepaid expenses and accrued interest                           29          36

Short-term loans and current portion of long-term loans        122          71

Assets held for sale                                            17           9

Deferred income taxes                                          152         242

Other receivables                                              261         255

Other                                                           97          86
------------------------------------------------------------------------------
                                                               917         916
------------------------------------------------------------------------------


13.  VALUATION ALLOWANCES

Valuation allowances as of December 31 2002, 2001 and 2000, and the movements for the years ended December 31, 2002 and 2001 follow:


---------------------------------------------------------------------------------------------------------------
(In millions of(euro))                          (Charged)/
                                                credited to     Change             Other
                                January 1,      costs and         in             movements         December 31,
                                  2002          expenses       structure            (1)                2002
---------------------------------------------------------------------------------------------------------------
Deposits and long-term loans      (32)             (2)             5                  3                 (26)
Deferred charges, long-term
receivables and other assets      (76)             (5)             -                  1                 (80)
Inventories                       (88)               1             3                  7                 (77)
Trade accounts receivable         (43)             (3)             -                  7                 (39)
Other provisions                  (15)              11           (7)                (1)                 (12)
------------------------------------------------------------------------------------------------------------
Total                            (254)               2             1                 17                (234)
------------------------------------------------------------------------------------------------------------
(1) Translation and transfers between short-term and long-term.

------------------------------------------------------------------------------------------------------------
(In millions of(euro))                          (Charged)/
                                                credited to     Change             Other
                                January 1,      costs and         in             movements      December 31,
                                  2001          expenses       structure            (1)            2001
------------------------------------------------------------------------------------------------------------
                                   (19)           (12)             -                (1)           (32)
Deposits and long-term loans
Deferred charges, long-term
receivables and other assets       (65)            (7)             -                (4)           (76)
Inventories                        (86)            (1)             -                (1)           (88)
Trade accounts receivable          (44)              1           (1)                  1           (43)
Other provisions                   (15)              -             -                  -           (15)
-------------------------------------------------------------------------------------------------------------
Total                             (229)           (19)           (1)                (5)          (254)
-------------------------------------------------------------------------------------------------------------


(1) Translation and transfers between short-term and long-term.


14.  MARKETABLE SECURITIES

As of December 31, 2002 and 2001, respectively, marketable securities consisted of (euro)108 million and (euro)180 million of short-term investments with a market value approximating book value.

 15. STOCKHOLDERS' EQUITY

a)  Common stock

At the May 21, 2002 Shareholders' Meeting, the shareholders approved a reduction in capital (not motivated by losses) in an amount of (euro)2,510 million by way of reduction in the par value of the common stock from (euro)15 to (euro)1. The amount of the reduction in common stock was credited to additional paid-in capital.

As of December 31, 2002, Rhodia's total capital amounted to (euro)179 million, composed of 179,309,188 shares, same as of December 2001 and 2000.

The average number of shares outstanding in 2002 amount to 178,765,518 shares. Basic earnings per share are determined directly on the basis of this amount. Diluted earnings per share are determined based on the average number of shares outstanding increased by the number of shares that would be issued if all dilutive common stock instruments at year end were exercised, which amounted to 178,765,518 shares in 2002.

The Board of Directors, at their June 20, 2000 meeting, in accordance with the authorization given by the shareholders at the Shareholders' Meeting of April 18, 2000, initiated a capital increase reserved for employees with the obligation that the shares be placed in the employee savings plan. The capital increase officially occurred on September 1, 2000 with 4,568,147 new shares being issued.

As of December 31, 2002, 2001 and 2000, Aventis owned 25.2 % of the capital of Rhodia. Rhodia shares owned by Aventis allow Aventis to cover its obligation to reimburse holders of Aventis bonds exchangeable for Rhodia shares. These bonds were issued by Aventis at the time of the secondary public offering. On November 29, 2002, Aventis made a cash tender offer to repurchase all of these bonds. There are no longer any exchangeable bonds into Rhodia shares.

b)  Stock actions

In July 2000, Rhodia entered into a put option with a bank for 1,610,820 shares exercisable in 2002. On September 12, 2002, that option was exercised and the shares purchased have been resold on the open market. In addition, Rhodia sold on the open market 216,599 shares acquired in previous years.

These operations generating a loss of (euro)10 million, net of tax. As of December 31, 2002, Rhodia does not hold any of its own shares, nor is a party to options to purchase or sell its own shares.

c)  Rhodia S.A. distributable retained earnings

The Rhodia S.A. distributable retained earnings amount to (euro)381 million and
(euro)382 million as of December 31, 2002 and 2001, respectively. Dividend equalization tax (precompte mobilier) may be due in the case of distribution of distributable reserves.

d)  Translation adjustments

The negative variance in the cumulative translation adjustments for 2002 is mainly attributed to the Brazilian real ((euro)230 million), the U.S. dollar ((euro)105 million) and the U.K. pound sterling ((euro)48 million).

16.  MINORITY INTERESTS

-------------------------------------------------------------------------------
(In millions of(euro)                                        2002         2001
-------------------------------------------------------------------------------

Balance, January 1                                             84           87

Minority interests in net income/(loss)                         9            5

Dividends distributed                                         (1)          (5)

Change in structure                                          (63)          (6)

Translation                                                   (6)            3
-------------------------------------------------------------------------------
Balance, December 31                                           23           84
-------------------------------------------------------------------------------
The variation in 2002 relates essentially to the sale of Rhodia-Ster.

Minority interests consist of the following as of December 31:
-------------------------------------------------------------------------------
(In millions of(euro))                                        2002        2001
-------------------------------------------------------------------------------
Osiris                                                         7            2

Rhodia Hengchang                                               6            -

A&W Chemicals                                                  3            3

Rhodia-Ster                                                    -           71

Other (below(euro)3 million)                                  7             8
-----------------------------------------------------------------------------
Balance, December 31                                          23           84
-----------------------------------------------------------------------------

17.  RESERVES FOR PENSIONS, DEFERRED INCOME TAXES AND OTHER COSTS

a) Reserves for pensions, deferred income taxes and other costs consist of the following at December 31

  ------------------------------------------------------------------------------------------------
  (In millions of(euro))                    2002                         2001
   ------------------------------------------------------------------------------------------------
                                         More than one  Less than   More than one  Less than one
                                            year        one year         year           year
  ------------------------------------------------------------------------------------------------
   Pension and retirement costs             788            50            743             47

   Deferred income taxes                    217            19            224             14

   Restructuring                             38           117             62            247

   Environmental                             78            17             86             35

   Other                                    112            98            124            131
  -----------------------------------------------------------------------------------------------
   Total                                  1,233           301          1,239            474
  -----------------------------------------------------------------------------------------------

b)  Movements

  ------------------------------------------------------------------------------------------------------------------
                                                               Expenditures
                                         Balance,     New       Charged to     Change in                   Balance,
  (In millions of(euro))                January 1   Measures   Reserves        Structure  Translation    December 31
                                                                  (1)
  ------------------------------------------------------------------------------------------------------------------
  Pension and retirement costs (2)         790        120        (56)             (9)          (7)           838

  Deferred income taxes                    238         55           -             (9)         (48)           236

  Restructuring                            309         18       (152)               -         (20)           155

  Environmental                            121          3        (12)               -         (17)            95

  Other                                    255        172       (183)             (2)         (32)           210
  -----------------------------------------------------------------------------------------------------------------
  Total 2002                             1,713        368       (403)            (20)        (124)         1,534
  -----------------------------------------------------------------------------------------------------------------

  Pension and retirement costs (2)         701        132        (49)              6            -            790

  Deferred income taxes                    237          -         (4)              3            2            238

  Restructuring                            238        164       (113)             14            6            309

  Environmental                             97         21         (4)              5            2            121

  Other                                    208        121        (86)             11            1            255
  ---------------------------------------------------------------------------------------------------------------
  Total 2001                             1,481        438       (256)             39           11          1,713
  ---------------------------------------------------------------------------------------------------------------

 (1)  Essentially represents spending for the year.

 (2)  Includes prepaid expenses in 2002: (euro)26 million; 2001:
 (euro)40 million.

c)  Pension, retirement and other post-employment obligations

Rhodia provides pension and retirement benefits, including defined benefit pension plans which cover the majority of employees. The specific features of the plans (benefit formulas, funding policies and types of assets held) vary depending on regulations and laws in the country in which the employees are located. Concerning defined benefit plans in France, these plans are unfunded.

Actuarial valuations of these obligations are calculated each year in most countries. These calculations are based on: (a) turnover assumptions for current personnel, mortality assumptions for plan participants and assumptions concerning future salary increases; (b) a retirement age of 60 to 65 and other retirement assumptions reflecting local economic and demographic factors; (c) discount rates (used in determining the actuarial present value of the projected benefit obligation) of 5.75% as of December 31, 2002 compared with 6% as of December 31, 2001 for French plans, and 4% to 6% as of December 31, 2002 compared with 4.25% to 7.5% as of December 31, 2001 for foreign plans; and.(d) expected long-term rates of return on plan assets, ranging from 2% to 9% as of December 31, 2002 compared with 4% to 10% as of December 31, 2001.

As of October 1, 1988, the vested benefits of retired and early-retired employees of French companies were irrevocably transferred to an insurance company.

The following tables reconcile the funded status of the plans with amounts recognized in the consolidated balance sheets as of December 31, 2002 and 2001.


------------------------------------------------------------------------------------------------------------
                                                         Pension and retirement      Other post-employment
 (In millions of(euro)                                         benefits                   benefits
------------------------------------------------------------------------------------------------------------
                                                               2002         2001          2002         2001
------------------------------------------------------------------------------------------------------------
PROJECTED BENEFIT OBLIGATION
------------------------------------------------------------------------------------------------------------
Benefit obligation, January 1                                 2,173        2,095            64           37

French companies                                                614          621             -            -

Foreign companies                                             1,559        1,474            64           37
------------------------------------------------------------------------------------------------------------
Service cost                                                     37           46             1            2

Interest cost                                                   131          138             4            4

Plan changes                                                      5            1           (2)            3

Acquisitions and divestitures                                  (16)           50             -            8

Curtailments and settlements                                      1            2             -            1

Actuarial (gains)/losses                                         22         (34)             6           11

Benefits paid                                                 (138)        (146)           (4)          (4)

Translation                                                   (159)           21          (10)            2
------------------------------------------------------------------------------------------------------------
Benefit obligation, December 31                               2,056        2,173            59           64

Foreign companies                                               674          614             -            -

French companies                                              1,382        1,559            59           64

------------------------------------------------------------------------------------------------------------
PLAN ASSETS AT FAIR VALUE
------------------------------------------------------------------------------------------------------------
Fair value, January 1                                         1,281        1,407             -            -

Actual return on plan assets                                   (73)        (121)             -            -

Employer contributions                                          158           29             4            4

Plan participant contributions                                    4            5             -            -

Benefits paid                                                  (91)        (102)           (4)          (4)

Acquisitions and divestitures                                     -            6             -            -

Curtailments and settlements                                   (15)            -             -            -

Translation                                                   (142)           57             -            -
--------------------------------------------------------------------------------------------------------------
Fair value, December 31                                       1,122        1,281             -            -
--------------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of (less than) plan      934          892            59           64
assets

Adjustment required to recognize minimum liability              270          231             -            -

Unamortized net gains/(losses):
     Unrecognized net gains/(losses)                           (607)       (455)          (19)         (17)

     Net transition (debit)/credit                                 -           -           (7)          (9)
     Plan amendments                                            (11)        (15)             -          (3)
--------------------------------------------------------------------------------- --------------------------
PENSION LIABILITY (PREPAID PENSION COST) RECOGNIZED IN THE
CONSOLIDATED BALANCE SHEET                                       586         653            33           35
----------------------------------------------------------------------------------------------------------------
Long-term liability                                              788         743            32           31

Short-term liability                                              50          47             1            4

Prepaid pension cost                                           (252)       (137)             -            -


The plans for which the accumulated benefit obligation, based on current salaries, is in excess of plan assets is summarized below:
-------------------------------------------------------------------------------
(In millions of(euro)                                  2002               2001
-------------------------------------------------------------------------------
French companies

Accumulated benefit obligation                          626                 575

Projected benefit obligation                            667                 614

Plan assets at fair value                                 -                   -
-------------------------------------------------------------------------------
Foreign companies

Accumulated benefit obligation                          229                 497

Projected benefit obligation                            233                 532

Plan assets at fair value                                69                 331
-------------------------------------------------------------------------------

Net periodic pension cost includes the following components:
-------------------------------------------------------------------------------
(In millions of(euro))                           2002         2001         2000
-------------------------------------------------------------------------------
 Benefits earned during the year                   37           51           40

 Interest cost on projected benefit obligation    131          138          124

 Expected return on plan assets                 (102)        (128)         (74)

 Net amortization and other deferrals              38           31          (9)
-------------------------------------------------------------------------------
 Net pension expense                              104           92           81
-------------------------------------------------------------------------------

d)  Reserves for restructuring costs

Restructuring costs for the years ended December 31, 2002, 2001 and 2000 follow:

-------------------------------------------------------------------------------
(In millions of(euro))                        2002         2001            2000
-------------------------------------------------------------------------------
Reserves as of January 1                       309          238             188
-------------------------------------------------------------------------------
New measures
                                                29          178              32
Changes in estimates of earlier measures
                                               (4)         (15)            (18)
-------------------------------------------------------------------------------
Charged to operations
                                                25          163              14
-------------------------------------------------------------------------------
Expenditures charged to the reserve
                                             (152)        (113)            (84)

Effect of changes in structure (1)               -           15             112

Effect of changes in exchange rates           (27)            6               8
-------------------------------------------------------------------------------
-  Long-term reserves                           38           62              67

-  Short-term reserves                         117          247             171
---------------------------------------------------- ------------ -------------
Reserves as of December 31                     155          309             238
---------------------------------------------------- ------------ -------------
(1) In 2000, the effect of changes in structure principally relates to A&W.


In 2002, new measures for (euro)29 million principally concerned industrial restructuring at the Eco Services activity - Services & Specialties Division
(euro)9 million), to the launch of industrial restructuring at Chirex - Fine Organics Division ((euro)7 million) and productivity plans at various headquarters sites ((euro)4 million).

In 2002, utilization of provisions for (euro)152 million mainly corresponds to expenses relating to the 2001 restructuring plans (see below).

In 2001, Rhodia launched a major reorganization plan. New measures relating to this plan amounted to (euro)178 million and mainly involve rationalization plans and productivity improvements in the following countries:

-  the United States for an amount of(euro)51 million relating mainly to:

   - the closing of three manufacturing sites: St Louis, Missouri and New Brunswick, New Jersey of the Fine Organics Division, as well as Troy, New York of the Industrial Specialties Division. The amount relating to the closure of these three sites is(euro)27 million
   - the closing of the Shelton, Connecticut headquarters site together with productivity improvements in shared services at Cranbury, New Jersey for a total amount of (euro)13 million
   - productivity improvements mainly in the Consumer Specialties Division for an amount of(euro)8 million

-  France for an amount of (euro)62 million relating mainly to:

   - the cessation of the manufacturing of a product of the Fine Organics Division at the Lille site (euro)14 million)
   -  manufacturing productivity improvements of the Fine Organics Division
     (euro)12 million) relating to the St. Fons, Mulhouse and Salindres sites
   - productivity improvements of the Polyamide Division (euro)12 million) relating to the Belle Etoile and Chalampe sites
   - productivity improvements of the Industrial Specialties Division
     (euro)7 million) relating to the St. Fons, Collonges and Ribecourt sites
   - productivity improvements at the Division and Corporate functions (euro)12 million)

-  other European countries for an amount of(euro)45 million relating mainly to:

   - England (euro)17 million) primarily relating to productivity measures at the Avonmouth site of the Fine Organics Division, the Staveley site of the Services & Specialties Division, as well as at the headquarters site at Watford
   - Italy with the closure of production facilities of the Polyamide Division
     (euro)9 million)
   - Switzerland (euro)7 million) with a competitive improvement program at the Emmenbrucke (Polyamide) and Kreuzlingen (Consumer Specialties) sites
   - Spain ((euro)3 million) concerning the head office in Madrid and the Huelva Consumer Specialties Division
   - Belgium with rationalization measurements at the Rieme site (Services & Specialties) for an amount of (euro)3 million
   - productivity measurements in other European countries ((euro)6 million)

-  Brazil for an amount of (euro)13 million relating mainly to:

   - the reorganization of South America Polyamide as well as industrial rationalization measures ((euro)4 million)

   - the stopping of the Acetow production facilities (Services & Specialties) at the Santo Andre site (euro)6 million)
   - other measurements relating mainly to administrative productivity improvements at Rhodia's head office in Sao Paulo

- Other countries for an amount of (euro)7 million relating mainly to the Silica activity (Industrial Specialties) in Korea with the closing of production facilities and the rationalization of the headquarters site and a productivity improvement plan in Mexico

In 2001 the changes of estimates mainly relate to reduced environmental costs at Lille, France ((euro)7 million) and Pont de Claix ((euro)8 million).

The utilization of reorganization provisions in 2001 relate mainly to:

- France (euro)35 million) relating to the implementation of the industrial rationalization and administrative actions
-  England ((euro)25 million) in particular for the former A&W sites
- the United States (euro)36 million) in particular because of the rationalizations started with the acquisition of A&W

In 2000, following the acquisition of A&W, Rhodia launched restructuring initiatives at several A&W sites. Restructuring provisions linked to these plans amount to (euro)101 million, principally relating to the following measures:



-  rationalization plans:

   - closure of production units at Whitehaven U.K. for(euro)49 million, including STPP and phosphoric acid units

   -  plant closure at Buckingham Canada ((euro)8 million)


-  closure of A&W administrative sites:

   -  closure of North American A&W site in Richmond, Virginia (euro)18 million)

   - closure and sale of the A&W headquarters site in Warley U.K. ((euro)12 million)


In 2000, new measures principally concerned plant rationalization at several European sites in the Fine Organics and Polyamide Divisions. In 2000, changes in estimates principally concerned lower estimates of environmental costs in North America at Mt. Pleasant, Tennessee ((euro)4 million) and Oil City, Pennsylvania ((euro)7 million). In 2000, restructuring expenses principally related to the A&W plant and administrative sites ((euro)20 million) and the implementation of plant rationalizations in France.

--------------------------------------------------------------------------------
(In millions of(euro))                                        2002          2001
--------------------------------------------------------------------------------

Employee termination benefits                                  67            158

Closure costs                                                  37             89

Environmental costs                                            51             62
--------------------------------------------------------------------------------
Total                                                         155            309
--------------------------------------------------------------------------------

Employee termination benefits include certain early retirement, severance and other benefits associated with termination plans. The plans implemented by the non-French Rhodia companies include compulsory and voluntary measures. Compulsory severance benefits are reserved for as of the date of announcement of the plan by the management having the appropriate authority to approve the plan, and voluntary severance benefits are reserved for upon acceptance by employees. Environmental costs included under this caption relate to operations subject to restructuring measures (see also e and note 23a).


e)  Environmental

Environmental liabilities decreased (euro)(26) million compared with 2001. Expenditures charged to the reserve totalling (euro)(12) million and translation totalling (euro)(17) million principally explain the decrease.


18.  LONG-TERM DEBT

a) Net financial debt

--------------------------------------------------------------------------------
(In millions of(euro))                                       2002           2001
--------------------------------------------------------------------------------

 Financial debt                                             2,384          2,985

 Marketable securities                                      (108)          (180)

 Cash and cash equivalents                                  (143)          (233)

--------------------------------------------------------------------------------
 Total                                                      2,133          2,572
--------------------------------------------------------------------------------

b)  Long-term debt consists of the following as of December 31

--------------------------------------------------------------------------------
(In millions of(euro))                                        2002          2001
--------------------------------------------------------------------------------

Bonds                                                       1,087          1,101

Other loans and financial debt                              1,297          1,884
--------------------------------------------------------------------------------
Total                                                       2,384          2,985
--------------------------------------------------------------------------------

In 2002, Rhodia pursued the same funding policy initiated in 2000 and 2001. In addition, Rhodia completed a private placement of $290 million of notes with American investors. The notes are repayable in full in July 2009 and 2012. Several bank borrowings have been obtained or renewed.

c) Analysis by currency

--------------------------------------------------------------------------------
  (In millions of(euro))                                      2002          2001
--------------------------------------------------------------------------------

  Euro                                                      1,209          1,494

  U.S. dollar                                                 972          1,220

  Japanese yen                                                 94             90

  U.K. sterling                                                29             11

  Brazilian real                                                3             13

  Other                                                        77            157
  ------------------------------------------------------------------------------
  Total                                                     2,384          2,985
  ------------------------------------------------------------------------------

This breakdown by currency of origin does not reflect Rhodia's exposure to these currencies' interest rates. A portion of these loans are drawn down and hedged in various other currencies, notably pounds sterling.

d)  Maturities of long-term debt as of December 31 follows

--------------------------------------------------------------------------------
(In millions of(euro))                                       2002           2001
--------------------------------------------------------------------------------

  2002                                                           -         1,036

  2003                                                         646           108

  2004                                                         404           597

  2005                                                         537           670

  2006                                                         488           536

  2007                                                           6             2

  2008                                                           5             7

  Subsequent years                                             298            29
--------------------------------------------------------------------------------
Total                                                        2,384         2,985
--------------------------------------------------------------------------------

As of December 31, 2002, maturities in 2003 are comprised of (euro)201 million of current maturities of long-term debt and (euro)175 million of treasury notes (with a stable amount outstanding during 2002), and other short-term financings granted to Rhodia or less significantly to multiple subsidiaries. The short-term facilities are generally revolving credit agreements without a specific maturity date or are automatically renewed that Rhodia in prudence classifies as short-term debt as in previous years.

e)  Analysis by interest rate

Long-term debt breaks down between fixed and floating rate debt (excluding the effect of interest rate swaps - see note 23d) as of December 31 follows:
--------------------------------------------------------------------------------
(In millions of(euro))                                       2002           2001
--------------------------------------------------------------------------------

 Floating rate                                              1,259          2,091

 Fixed rate                                                 1,125            894


--------------------------------------------------------------------------------
Total                                                       2,384          2,985
--------------------------------------------------------------------------------
After interest rate swaps, the fixed rate portion of Rhodia's debt is equal to
(euro)1,358 million as of December 31, 2002 compared with (euro)1,422 million as of December 31, 2001.

f) Obligations under capital leases

--------------------------------------------------------------------------------
(In millions of(euro))                                        2002          2001
--------------------------------------------------------------------------------

2002                                                            -             13

2003                                                            2              3

2004                                                            2              2

2005                                                            1              1

2006                                                            1              2

2007                                                            -              -

Subsequent years                                                -              -

--------------------------------------------------------------------------------
Total                                                           6             21
--------------------------------------------------------------------------------
g) Fair value of long-term debt

The fair value of Rhodia's long-term debt (including current portion) has been estimated based on market rates and terms available to Rhodia for issues with similar maturities, which approximates book value.

h) Rating

Rhodia is rated by two international rating agencies. A possible change in these ratings cannot accelerate the repayment of any outstanding debt, nor an increase in the interest cost of any financings, except for an increase in the interest rate in the private placement discussed in note 18 b). In the case of a change in the rating, it is expected that interest costs will increase a maximum of
(euro)3.5 million per year.

i) Available lines of credit

The undrawn amount of the total committed lines of credit at December 31, 2002 was (euro)1,019 million.

Some of these credit lines are subject to certain financial covenants regarding a maximum level of net financial debt/EBITDA or a minimum level of EBITDA/interest or on minimum stockholders' equity level. As of December 31, 2002, all financial covenants were met by Rhodia, including the covenant based on a minimum level of stockholders' equity. Although this last covenant was extremely impacted, without any cash impact, by (euro)(397) million resulting from the translation of financial statements of foreign operations (notably due to the severe decline in the value of the Brazilian real), it remains higher than the minimum level set forth in the credit line agreements. Most of the credit lines impacted by the minimum stockholders' equity covenant mature in 2003 or 2004.

At present, Rhodia does not anticipate any future difficulties with the maintenance or renewal of these credit lines.


19.  OTHER CURRENT LIABILITIES

Other current liabilities consist of the following as of December 31:
--------------------------------------------------------------------------------
(In millions of(euro)                                         2002          2001
--------------------------------------------------------------------------------

Payables related to fixed asset acquisitions                   59             81

Accrued payroll costs                                         197            216

Accrued taxes                                                 169            178

Accrued interest payable                                       46             42

Unrealized losses on financial instruments                     23             45

Other                                                         328            368
--------------------------------------------------------------------------------
Total                                                         822            930
--------------------------------------------------------------------------------

20.  FINANCIAL EXPENSE - NET

--------------------------------------------------------------------------------

(In millions of(euro))                         2002          2001           2000
--------------------------------------------------------------------------------

Interest expense                              (139)          (179)         (195)

Interest income                                  31             24            24

Capitalized interest                              8             19             8

Other financial charges - net                  (23)           (50)          (14)
--------------------------------------------------------------------------------
Financial expense - net                       (123)          (186)         (177)
--------------------------------------------------------------------------------

The annual net-financial-expense- to-average-net-debt ratio was 5.2% (2001:
5.8%; 2000: 5.9%).

Cash paid to third parties for interest expense in 2002 amounted to (euro)127 million (2001: (euro)163 million; 2000: (euro)157 million). The decrease of capitalized interest reflects the return to normal capital expenditures in 2002 after exceptional capital expenditures during the period 1999 to 2001.


21.  OTHER INCOME/(EXPENSE) - NET

--------------------------------------------------------------------------------
(In millions of(euro))                         2002          2001           2000
--------------------------------------------------------------------------------
Gains/(losses) on disposals of assets
- net (1)                                     (34)             15             13

Net gains/(losses) on foreign currency          14            (7)             18

Dividends from other investments                 3              4              4

Losses on financial assets                    (12)           (17)            (9)

Loss on sale of receivables                   (29)           (27)           (17)

Other income/(expense) - net                  (14)           (76)           (16)
--------------------------------------------------------------------------------
Total                                         (72)          (108)            (7)
--------------------------------------------------------------------------------
(1) Including loss on disposal of Rhodia-Ster of (euro)(109) million.


22. INCOME TAXES

a)  Analysis of income taxes

--------------------------------------------------------------------------------

(In millions of(euro))                         2002          2001           2000
--------------------------------------------------------------------------------

Current income taxes                           (59)           (94)          (96)

Deferred income taxes                           (7)            180             1
--------------------------------------------------------------------------------
Total                                          (66)             86          (95)
--------------------------------------------------------------------------------

Current income taxes means cash paid or to be paid to tax administrations for the year based on the rules and rates applicable in the different countries. Cash paid to tax administrations in 2002 amounted to (euro)36 million (2001:
(euro)56 million; 2000: (euro)48 million). For French companies controlled more than 95% by Rhodia, current income taxes are calculated based on an integrated tax group in place since January 1, 1999 that is for a five-year period, renewable by Rhodia.

b) Analysis of effective tax rate (in %)

Income before income taxes in 2002 was (euro)156 million compared with
(euro)(203) million in 2001 and (euro)344 million in 2000.

The effective income tax rate in 2002 was 42.2% compared with 42.4% in 2001 and 27.6% in 2000. An analysis of the effective incomes tax rate follows:

--------------------------------------------------------------------------------
(In %)                                         2002          2001           2000
--------------------------------------------------------------------------------

Statutory tax rate in France                 (33.3)           33.3        (33.3)
--------------------------------------------------------------------------------

Effect of French surtax                           -            2.1         (0.8)

Effect of rate differences between France       4.4            3.3         (3.9)
and other countries

Loss carryforwards and other tax credits       14.1            9.2           4.7

Permanent differences on losses on disposals  (10.0)             -             -
of assets

Other permanent differences                   (17.4)         (5.5)           5.7
--------------------------------------------------------------------------------
Effective tax rate                            (42.2)          42.4        (27.6)
--------------------------------------------------------------------------------

c)  Deferred income taxes recorded on the balance sheet at December 31

--------------------------------------------------------------------------------
(In millions of(euro))                                        2002          2001
--------------------------------------------------------------------------------

Long-term liabilities                                       (217)          (224)

Short-term liabilities                                       (19)           (14)
--------------------------------------------------------------------------------

Total                                                       (236)          (238)
--------------------------------------------------------------------------------

Long-term assets                                             195            128

Short-term assets                                            152            242
--------------------------------------------------------------------------------
Total                                                        347            370
--------------------------------------------------------------------------------
Net                                                          111            132
--------------------------------------------------------------------------------

Deferred tax liabilities principally relate to temporary differences between the book value and tax basis of tangible assets. Deferred tax assets principally relate to pension and retirement provisions and to tax loss carryforwards.

d)  Valuation allowances against deferred tax assets

Valuation allowances are recorded against deferred tax assets for temporary differences and tax loss carryforwards if these assets are not likely to be recovered. In 2002, Rhodia recorded valuation allowances of (euro)167 million (2001: (euro)156 million) against deferred tax assets. They include deferred tax assets related to tax losses (2002: (euro)76 million; 2001: (euro)72 million) that will be forfeited if the losses cannot be set off against taxable income within a specified period.

e)  Discounting deferred taxes

Rhodia has a net deferred tax asset as a result of pension and retirement provisions and tax loss carryforwards. Concerning pension and retirement provisions, discounting is not applicable.

Concerning tax loss carryforwards, since their reversal is expected in the near to medium term, the impact of discounting is not significant.

23.  COMMITMENTS AND CONTINGENCIES

--------------------------------------------------------------------------------
(In millions of(euro))                                        2002          2001
--------------------------------------------------------------------------------

Capital commitments for the acquisition of
industrial assets                                               18            39

Guarantees given in respect of indebtedness of
companies accounted for on the equity method                   171           186

Guarantees given in respect of indebtedness of                  26            74
other non-consolidated companies

Recourse on sales of receivables                                30            29

Liens granted (1)                                               43            51
--------------------------------------------------------------------------------
Total                                                          288           379
--------------------------------------------------------------------------------
(1)  Liens granted to customs on assets by Rhodia's Mexican companies.

a)  Environmental matters

Rhodia's business is subject to extensive, evolving and increasingly stringent laws and regulations in the jurisdictions in which it does business and maintains properties governing the release or discharge of regulated materials into the environment or otherwise relating to the environmental protection or human health and safety. Compliance with environmental laws and regulations has resulted in significant ongoing costs for Rhodia, and could restrict its ability to modify or expand its facilities or continue production, or require Rhodia to install costly pollution control equipment or incur significant expenses, including remediation costs and fines and penalties. Rhodia could also incur significant expenses in the event that new laws, regulations or governmental policies were to require that hazardous wastes, including radioactive wastes, currently stored on-site, be disposed of at off-site locations.

In addition, many manufacturing sites have an extended history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred in the past at some sites, and might occur or be discovered at other sites in the future. Rhodia is currently in the process of investigating and remediating or monitoring soil and groundwater contamination at certain sites. Rhodia has been and may in the future be liable to contribute to the cleanup of disposal facilities to which it has sent wastes for disposal, pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund") and other similar laws. Under these laws, the owner or operator of contaminated properties and the generator of wastes sent to a contaminated disposal facility can be jointly and severally liable for the remediation of such properties, regardless of fault.

Under certain conditions, Rhodia may claim indemnification from Aventis, pursuant to the Environmental Indemnification Agreement with Aventis, dated May 26, 1998, with respect to costs that may arise from certain unanticipated environmental liabilities. In 2001, Rhodia made a claim to Aventis pursuant to this agreement for several sites and recorded a receivable from Aventis of
(euro)35 million. During 2002, an additional (euro)3 million was recorded and
(euro)26 million was collected. The Environmental Indemnification Agreement expires on December 31, 2007 and the aggregate amount of claims for indemnification is limited to (euro)122 million.

Concerning the above Environmental Indemnification Agreement between Aventis and Rhodia, a transaction is planned to occur in 2003 that will terminate this agreement by Aventis making a lump sum payment to Rhodia. Aventis is submitting this planned transaction to its Supervisory Board.

Based on current information and reserves established for environmental matters and the provisions of the Environmental Indemnification Agreement, management does not believe that environmental compliance will have a material adverse effect on Rhodia's business, financial condition or results of operations. However, there can be no assurances that future events, such as changes in existing laws, the promulgation of new laws or the development or discovery of new facts or conditions will not cause Rhodia to incur significant additional costs and liabilities that could have a material adverse effect on its business, financial condition or results of operations. Based on available information, management estimates that reasonably possible losses related to environmental contingencies (net of indemnification from Aventis) amount to approximately
(euro)50 million as of December 31, 2002.

b)  Operating leases

Future minimum lease payments for operating leases as of December 31 are as follows:
--------------------------------------------------------------------------------
(In millions of                                              2002           2001
(euro))
--------------------------------------------------------------------------------
2002                                                            -             61

2003                                                           53             54

2004                                                           48             48

2005                                                           43             45

2006                                                           28             29

2007                                                           16              -

Thereafter                                                     70             41
--------------------------------------------------------------------------------
Total                                                         258            278
--------------------------------------------------------------------------------
Net present value of total future minimum lease               214            232
payments (assumed discount rate of 6%)
--------------------------------------------------------------------------------

These payments are in relation to the leasing of movable equipment, including barges, rail cars, etc., leasing of real estate and the rental of office buildings.

c)  Financial instruments

Rhodia's policy consists of systematically covering its overall exposure to currency risks on transactions. The risk of a loss of competitiveness and energy price fluctuations are not systematically hedged. Interest rate risks are hedged based on Rhodia's estimated future exposure, which is periodically reviewed by financial management. The financial instruments used by Rhodia are described in the section d) and e). The nominal amounts summarized in section d) do not represent the amounts exchanged between the parties, and thus are not a measure of Rhodia's exposure through its use of such instruments.

d)  Interest rate risk management

Rhodia's exposure to interest rate risk essentially relates to its indebtedness (note 18) and to a lesser extent its interest rate management activities.

As of December 31, 2002 and 2001, Rhodia has firm contracts and options. These firm contracts and options are essentially for a duration between three months to six years.

As of December 31, 2002 and 2001, Rhodia held the following nominal amounts of rate contracts and options (converted into euros at the closing rates). The category "Rate contracts" include fixed rate contracts for purchases and sales. The category "Options" include purchase and sale options:

--------------------------------------------------------------------------------
                                                   2002              2001
(In millions of (euro))
--------------------------------------------------------------------------------
                                              Rate     Options   Rate    Options
                                           Contracts           Contracts
--------------------------------------------------------------------------------
Swaps                  Euro                  4,350       550     3,612       450
                     U.S. dollar             1,112         -     1,530         -
                    Japanese yen                72         -       103         -
--------------------------------------------------------------------------------

                  Subtotal                   5,534       550     5,245       450
--------------------------------------------------------------------------------

Futures and options    Euro                    170     2,150         -     3,850
                     U.S. dollar                76     5,170         -         -
                    Japanese yen                20         -         -        26
--------------------------------------------------------------------------------

                      Subtotal                 266     7,320         -     3,876
--------------------------------------------------------------------------------

                      Total                  5,800     7,870     5,245     4,326
--------------------------------------------------------------------------------

For a better understanding of its interest rate position, Rhodia considers that its interest rate contracts and options with matching parameters (settlement dates, notional amounts and reference rates) offset each other. After netting, the balances in the table above would be (euro)840 million for interest rate contracts and (euro)7,260 million for options as of December 31, 2002, and
(euro)2,485 million for interest rate contracts and (euro)3,176 million for options as of December 31, 2001.

The amount of rate contracts and options refer to the nominal amount of these contracts and hence do not reflect the sensitivity of these operations. The sensitivity to interest rate on such activities is controlled regularly.

e)  Foreign exchange risk management

Rhodia principally uses fixed or open forward exchange contracts traded-over-the counter on organized markets to manage its foreign exchange risk. The term of these contracts is generally less than six months.

The nominal amounts of Rhodia's forward exchange contracts as of December 31 are summarized below. They have been converted into euros at the closing rate.
--------------------------------------------------------------------------------
(In millions of(euro))                           2002                 2001
                                               Buy   Sell           Buy  Sell
--------------------------------------------------------------------------------

   U.S. dollar                              1,017     1,001       866      1,283

   Pound sterling                             181       393        43        750

   Japanese yen                               182       315       141        200

   Brazilian real                             103       133        53        120

   Other currencies                            94        96        66        103
  ------------------------------------------------------------------------------
   Total                                    1,577     1,938     1,169      2,456
  ------------------------------------------------------------------------------

f)  Fair value of financial instruments

The fair value of financial instruments as of December 31 is summarized below:
--------------------------------------------------------------------------------
  (In millions of (euro))                                           2002
--------------------------------------------------------------------------------
                                                   Market Value     Book Value
--------------------------------------------------------------------------------
  Foreign exchange contracts                                (19)            (19)

  Interest rate contracts                                     3              18
--------------------------------------------------------------------------------
  Total                                                     (16)             (1)
  ------------------------------------------------------------------------------

g)  Management of risk of oil-based commodities

Rhodia's exposure to oil-based commodities relates essentially to its purchases of petrochemicals and natural gas. This exposure is hedged using swaps, options and futures that are accounted for on a mark-to-market basis. The nominal value of these contracts as of December 31 (in Brent barrels based equivalents is 3.5 million barrels) is equivalent to hedging 4.4 million barrels of oil.

h)  Concentration of counterparty risk

The transactions that potentially generate a concentration of a counterparty risk for Rhodia include short-term deposits, derivative instruments and other financial instruments, and accounts receivable.

Rhodia places its short-term deposits and enters into interest and currency contracts with major banks and financial institutions. Counterparty risk related to accounts receivable is limited due to the large number of customers, their diversification in many industries and their diverse geographic locations. Therefore, as of December 31, 2002 and 2001, Rhodia believes that its counterparty risk in this respect is not significant.

i)  Claims and litigation

Group is involved in certain litigation in the normal course of business, involving primarily claims by the buyers of businesses sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace.

Some of the North American subsidiaries have potential liabilities under the Superfund legislation, as well as other federal and state environmental remediation legislation. In light of the nature of the claims made, the number of defendants and the volume of waste at issue, Rhodia believes that these claims will not result in significant liabilities for Rhodia.

Rhodia also believes that there are no litigation or exceptional issues, taken individually or as a whole, that could have a significant negative impact on its business, financial position or results of operations.

j) Commitments linked to the 2002 divestments

Sale of Rhodia-Ster

Rhodia sold its investment in the Rhodia-Ster entity on October 4, 2002. Since it was impossible in Brazil to obtain the authorizations concerning the competitive rights (CADE) and the stock exchange administration (CVM) before the closing date, Gruppo Mossi & Ghisolfi arranged an option to resell to Rhodia the shares acquired from Rhodia if these authorizations were denied. Proper notifications were made at the appropriate times and the first stage of authorization has been satisfied.

Rhodia and Mossi & Ghisolfi have entered into an agreement that ensures additional purchase price to Rhodia if a certain EBITDA level is exceeded for the four quarters after the date of sale, or Rhodia would make a purchase price adjustment to Mossi & Ghisolfi if this EBITDA level was not reached. The maximum price adjustment, positive or negative, is (euro)10 million.

Rhodia recognized an asset from the purchaser of (euro)13 million, (euro)7 million that will be paid upon Rhodia delivering final documentation on an investment project and (euro)6 million that will be paid within a three-year period when this investment is started.

Finally, Rhodia recognized an asset of (euro)5.3 million from the purchaser payable before the end of February either in cash, or in receivables to be collected from current customers of Rhodia-Ster.

In relation to environmental matters, Rhodia is responsible for remediation efforts for unknown contamination through the date of sale based on the activities conducted by Rhodia.

The sale included usual guarantees related to accounting, tax and employee matters.

Sale of phenol, HCL and soda ash

Rhodia sold the phenol, HCL (hydrochoric acid) and soda ash businesses to Bain Capital and retained an 18.2% holding of the new group. Guarantees are limited as to the time period and amount involved and to Rhodia's knowledge, are not expected to be called.

In connection with the transfer, Rhodia recorded a vendor note from the purchaser for a total of (euro)22 million which payment is subordinated to the repayment of the new group's bank debt from the acquisition.

The commitments and specific guarantees are as discussed below:

o Guaranteed HCL: Rhodia agreed to a HCL Product Guarantee and a Test Run Guarantee to reach a certain supply capacity of HCL within eighteen months from the date of sale. Rhodia is committed on an indemnification of a maximum purchase price adjustment of (euro)16 million. Reaching this level of capacity is based on the realization of certain improvements at the TDI plant operated by Rhodia. Rhodia is confident that this minimum production level will be achieved within the defined period of time.
o    Guarantee given by Rhodia for HCL Removal Services to the purchaser for
     (euro)5 million for one year, reduced to (euro)4 million for four years to guarantee the supplying of HCL by Rhodia.
o The mining concessions transfers were not completed on the date of sale. Rhodia has given a guarantee to a large international bank for the guarantee given by the bank to the purchaser in the amount of (euro)15 million relating to the transfer of mining concessions. This is a declining guarantee over a period of fifteen years that will be reduced automatically as soon as the French authorities have given their agreement to the transfer of these concessions. Rhodia feels that this transfer will have a favorable outcome.

o Purchase price adjustment in favor of Rhodia, limited to (euro)7 million, based on the contribution realized on HCL by the new group.

This sale also had the usual guarantees related to accounting, tax and employee matters.

24.  INFORMATION BY SEGMENT AND GEOGRAPHICAL AREA

Rhodia has five global divisions and also had some remaining business interest in the Polyester activity that is included in Other.

Segment information

-------------------------------------------------------------------------------------------------------------------
                                                                                     Services
                                      Fine       Consumer    Industrial                  &
(In millions of (euro))             Organics    Specialties  Specialties  Polyamide Specialities Other Consolidated
-------------------------------------------------------------------------------------------------------------------
2002
-------------------------------------------------------------------------------------------------------------------
Net sales                              1,213        1,878      1,129      1,353       954        284        6,811
-------------------------------------------------------------------------------------------------------------------
Intersegment revenues                  (113)          (7)       (34)       (25)      (15)          -        (194)
-------------------------------------------------------------------------------------------------------------------
Net sales - external                   1,100        1,871      1,095      1,328       939        284        6,617
-------------------------------------------------------------------------------------------------------------------
EBITDA                                   128          225        140        209       173       (77)          798
-------------------------------------------------------------------------------------------------------------------
Depreciation and amortization
(excluding goodwill amortization)       (92)         (99)       (65)       (86)      (78)       (27)        (447)
-------------------------------------------------------------------------------------------------------------------
Operating income                          36          126         75        123        95      (104)          351
-------------------------------------------------------------------------------------------------------------------
Amortization of goodwill                (17)         (21)        (5)        (1)       (3)         -          (47)
-------------------------------------------------------------------------------------------------------------------
Equity in earnings/(losses) of
affiliated companies                       -            5        (2)       (46)         5         -          (38)
-------------------------------------------------------------------------------------------------------------------
Capital expenditures                      62           58         62         90        74         28          374
-------------------------------------------------------------------------------------------------------------------
Investments accounted for by the
equity method                              9           41          -        109         9          4          172
-------------------------------------------------------------------------------------------------------------------
Total segment assets                   1,266        1,925        810      1,062       774      (347)        5,490
-------------------------------------------------------------------------------------------------------------------
Assets not identifiable with segments                                                                       2,197
-------------------------------------------------------------------------------------------------------------------
Total assets                                                                                                7,687
-------------------------------------------------------------------------------------------------------------------
2001
-------------------------------------------------------------------------------------------------------------------
Net sales                              1,219        2,163      1,220      1,444     1,013        433        7,492
-------------------------------------------------------------------------------------------------------------------
Intersegment revenues                  (120)         (10)       (39)       (26)      (18)          -        (213)
-------------------------------------------------------------------------------------------------------------------
Net sales - external                   1,099        2,153      1,181      1,418       995        433        7.279
-------------------------------------------------------------------------------------------------------------------
EBITDA                                    73          184        125        133       172       (54)          633
-------------------------------------------------------------------------------------------------------------------
Depreciation and amortization
(excluding goodwill amortization)      (107)        (119)       (67)      (101)      (89)       (59)        (542)
-------------------------------------------------------------------------------------------------------------------
Operating income                        (34)           65         58         32        83      (113)           91
-------------------------------------------------------------------------------------------------------------------
Amortization of goodwill                (38)         (21)        (5)        (1)       (9)        (1)         (75)
-------------------------------------------------------------------------------------------------------------------
Equity in earnings/(losses) of
affiliated companies                       -            5        (1)       (28)         7          1         (16)
-------------------------------------------------------------------------------------------------------------------
                                         108          109         72        104        63         27          483
Capital expenditures
-------------------------------------------------------------------------------------------------------------------
Investments accounted for by the
equity method                              9           49          8        102        67          3          238
-------------------------------------------------------------------------------------------------------------------
Total segment assets                   1,657        2,201        904      1,180       945       (12)        6,875
-------------------------------------------------------------------------------------------------------------------
Assets not identifiable with segments                                                                       2,138
-------------------------------------------------------------------------------------------------------------------
Total assets                                                                                                9,013
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                                                                                     Services
                                      Fine       Consumer    Industrial                  &
(In millions of (euro))             Organics    Specialties  Specialties  Polyamide Specialities Other Consolidated
-------------------------------------------------------------------------------------------------------------------
2000
-----------------------------------------------------------------------------------------------------------------
Net sales                              1,185        2,192      1,238      1,589       984        451        7,639
-----------------------------------------------------------------------------------------------------------------
Intersegment revenues                  (125)         (17)       (27)       (30)      (21)          -        (220)
-----------------------------------------------------------------------------------------------------------------
Net sales - external                   1,060        2,175      1,211      1,559       963        451        7,419
-----------------------------------------------------------------------------------------------------------------
EBITDA                                   161          208        155        271       196         29        1,020
-----------------------------------------------------------------------------------------------------------------
Depreciation and amortization
(excluding goodwill amortization)       (79)        (108)       (63)       (93)      (75)       (74)        (492)
-----------------------------------------------------------------------------------------------------------------
Operating income                          82          100         92        178       121       (45)         528
-----------------------------------------------------------------------------------------------------------------
Amortization of goodwill                 (6)         (17)        (5)          -       (3)        (1)         (32)
-----------------------------------------------------------------------------------------------------------------
Equity in earnings/(losses) of
affiliated companies                       -            6        (4)          4         3        (1)            8
-----------------------------------------------------------------------------------------------------------------
Capital expenditures                      94           99         62        105        67         76          503
-----------------------------------------------------------------------------------------------------------------
Investments accounted for by the
equity method                              5           39          16        157        45          7         269
-----------------------------------------------------------------------------------------------------------------
Total segment assets                   1,632        2,473         970      1,312       917        259       7,563
-----------------------------------------------------------------------------------------------------------------
Assets not identifiable with segments                                                                       2,003
-----------------------------------------------------------------------------------------------------------------
Total assets                                                                                                9,566
-----------------------------------------------------------------------------------------------------------------

EBITDA, as defined by Rhodia, equals operating income before depreciation and amortization of tangible and intangible assets.

Segment assets reflect assets directly identifiable with the segments: goodwill, other intangible and tangible assets, investments accounted for by the equity method, inventories and accounts and notes receivable. They also include accounts receivable sold which are eliminated in the "Other" column since this operation is considered a Corporate activity.

As of December 31, 2002, assets not identifiable with segments correspond primarily to cash and cash equivalents and marketable securities ((euro)251 million), other current assets ((euro)940 million), deposits and long-term receivables ((euro)120 million), other investments ((euro)67 million) and deferred charges and other assets ((euro)794 million). These assets are not available on a segment basis as they are managed on either a legal entity basis or directly at the Corporate level.

Information by geographical area of production:

-------------------------------------------------------------------------------------------------------------------

 (In millions of(euro))                   France      Rest of       North       South    Other   Elimina-   Consoli-
                                                      Europe       America     America             tions      dated
-------------------------------------------------------------------------------------------------------------------
 2002

 Revenues                                 2,634         1,730       1,803       1,031     631    (1,212)     6,617
-------------------------------------------------------------------------------------------------------------------
 Long-lived assets                        1,602         1,253       1,568         453     280          -     5,156
-------------------------------------------------------------------------------------------------------------------
 2001

 Revenues                                 2,685         2,296       1,945       1,181     656    (1,484)     7,279
-------------------------------------------------------------------------------------------------------------------
 Long-lived assets                        1,700         1,194       1,857         974     262          -     5,987
-------------------------------------------------------------------------------------------------------------------
 2000

 Revenues                                 2,872         2,590       1,786       1,204     690    (1,723)     7,419
-------------------------------------------------------------------------------------------------------------------
 Long-lived assets                        1,653         1,437       1,859         994     251          -     6,194
-------------------------------------------------------------------------------------------------------------------

Long-lived assets include goodwill, other intangible and tangible assets, investments accounted for by the equity method, other investments and other long-term assets excluding deferred tax assets, and long-term deposits and receivables from Aventis companies.


25.  RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses, including depreciation and amortization, amounted to (euro)218 million in 2002 ((euro)215 million in 2001 and (euro)212 million in 2000). Research and development expenses on the Consolidated Statements of Income are shown excluding depreciation and amortization.


26.  WAGES, BENEFITS AND NUMBER OF EMPLOYEES

a)  Wage and benefits of employees

Wages and benefits amounted to (euro)1,546 million in 2002 ((euro)1,572 million in 2001, (euro)1,554 million in 2000).

b)  Number of employees

The number of employees amounted to as of December 31:
--------------------------------------------------------------------------------
(Unaudited)
                                                2002        2001        2000
--------------------------------------------------------------------------------

France                                            9,148       9,847      10,300

Other countries                                  15,375      17,078      19,148
--------------------------------------------------------------------------------
Total                                            24,523      26,925      29,448
--------------------------------------------------------------------------------

c) Compensation and benefits paid to the members of the Board of Directors and the Executive Committee

Compensation and benefits allocated to the members of the Board of Directors (including Directors' fees) and the Executive Committee totaled (euro)9.9 million (26 people) in 2002, (euro)8.0 million (25 people) in 2001 and (euro)6.1 million (25 people) in 2000. Contributions paid in 2002 with respect to pension for these persons amounted to (euro)0.6 million ((euro)0.5 million in 2001 and (euro)0.6 million in 2000).

27.  STOCK OPTION PLANS

a)  Rhodia stock options plan

In accordance with the authorization of the shareholders at the Shareholders' meeting of April 18, 2000, the Board of Directors decided at its March 20, 2002 meeting to grant two options plans for the purchase of Rhodia shares. Options were granted for 2,000,000 and 1,000,000 shares, respectively, with the second plan having conditions for exercising based on meeting certain financial targets at the end of 2002.

Options granted under the 2001 and 2002 Plans are exercisable over a twelve-year period, with a vesting period of four years for tax residents of France and three years for tax residents of other countries from the respective dates that the Board of Directors approved the stock option plans. Options granted under the 1998, 1999/1, 1999/2, 2000/1 and 2000/2 Plans are exercisable over a ten-year period, with a five-year vesting period for tax residents of France and three years for tax residents of other countries from the respective dates that the Board of Directors approved the stock option plans.

The following table summarizes the status of the stock option plans as of December 31, 2002, 2001 and 2000:


--------------------------------------------------------------------------------------------------------------------
                                            2002                         2001                         2000
--------------------------------------------------------------------------------------------------------------------
                                                  Average                     Average                     Average
                                   Number of      exercise       Number of    exercise       Number of   exercise
                                    options       price ((euro)) options      price ((euro))  options  price ((euro))
--------------------------------------------------------------------------------------------------------------------

Number of options outstanding,
January 1                           7,415,422        15.87      4,935,298        15.97       2,747,852         15.04
--------------------------------------------------------------------------------------------------------------------

Options granted                     3,000,000        12.04      2,580,267        15.70       2,250,000         17.08

Options cancelled/forfeited       (1,316,160)        12.98      (100,143)        16.17        (62,554)         17.14
--------------------------------------------------------------------------------------------------------------------
Number of options outstanding,
December 31                         9,099,262        15.02      7,415,422        15.87       4,935,298         15.97
--------------------------------------------------------------------------------------------------------------------
Number of options exercisable,
December 31                           828,688        15.10         13,460        21.34               -             -
--------------------------------------------------------------------------------------------------------------------

The following table shows the main features of the stock option plans in place as of December 31, 2002:

-----------------------------------------------------------------------------------------------------------------------
Stock Option Plan                          Plan 1998   Plan       Plan       Plan       Plan       Plan 2001  Plan 2002
                                                       1999/1     1999/2     2000/1     2000/2
-----------------------------------------------------------------------------------------------------------------------
Date of Shareholders' meeting approval      05/13/98   05/13/98   05/13/98   05/13/98   04/18/00   04/18/00   04/18/00
-----------------------------------------------------------------------------------------------------------------------
Date of Board of Directors' approval        06/24/98   02/23/99   02/23/99   03/30/00   09/27/00   03/16/01   03/20/02
-----------------------------------------------------------------------------------------------------------------------
Date of grant                               06/24/98   02/23/99   02/23/99   03/30/00   09/27/00   03/16/01   03/20/02
-----------------------------------------------------------------------------------------------------------------------
Options granted                            1,600,000  1,580,000  1,200,000  2,100,000    150,000  2,580,267  3,000,000
-----------------------------------------------------------------------------------------------------------------------
Granted to the Board of Director and         550,000    558,000    369,000    800,000          -    925,000    970,000
Executive Committee (a)
-----------------------------------------------------------------------------------------------------------------------
Number of participants at December 31,            15        360        361        526          3        787        564
2002
-----------------------------------------------------------------------------------------------------------------------
Exercise price ((euro))                        21.34      15.00      15.00      17.14      16.26      15.70      12.04
Maximum term (years)                              10         10         10         10         10         12         12
Weighted average remaining contractual
life (years)                                    5.50       6.17       6.17       7.25       7.75      10.25      11.25
-----------------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of year      18,510  1,519,200  1,128,105  2,032,275    150,000  2,567,332          -
-----------------------------------------------------------------------------------------------------------------------
Options granted                                    -          -          -          -          -          -  3,000,000
Options cancelled/forfeited                    (700)  (32 ,500)   (32,100)  (126,000)          -  (109,985) (1,014,875)
-----------------------------------------------------------------------------------------------------------------------
Options outstanding at end of year            17,810  1,486,700  1,096,005  1,906,275    150,000  2,457,347  1,985,125
-----------------------------------------------------------------------------------------------------------------------


Granted to the Board of Directors and              -    425,500    241,500    742,000          -    905,000    660,000
Executive Committee (b)
-----------------------------------------------------------------------------------------------------------------------
Options exercisable at end of year            12,960    474,600    341,128          -          -          -          -
-----------------------------------------------------------------------------------------------------------------------
Exercisable by the Board of Directors and
Executive Committee (b)                            -     30,000     50,000          -          -          -          -
-----------------------------------------------------------------------------------------------------------------------
(a) Historical composition.
(b) Present composition.


The weighted average remaining contractual life of the outstanding options at the end of 2002 was 8.63 years, 8.91 years in 2001 and 8.65 year in 2000.

b)  Pro forma result

If Rhodia had followed the fair value method for the stock option and stock purchase plans established in 2002, 2001 and 2000, net income/(loss) and earnings/(loss) per share would have been as follows:

--------------------------------------------------------------------------------------------------------------------
(In millions of(euro))                                                         2002           2001              2000
--------------------------------------------------------------------------------------------------------------------
Net income/(loss), as reported                                                  (4)          (213)               216
Less total stock-based employee compensation expense determined under the fair value based method for all awards at the respective
date of grant, net of related tax effects                                       (4)            (4)               (3)
--------------------------------------------------------------------------------------------------------------------
Pro forma net income/(loss)                                                     (8)          (217)               213
--------------------------------------------------------------------------------------------------------------------
(In (euro))                                                                    2002           2001              2000
--------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings/(loss) per share:
  As reported                                                                (0.02)         (1.19)              1.23
  Pro forma                                                                  (0.04)         (1.21)              1.21
--------------------------------------------------------------------------------------------------------------------

The fair value of Rhodia stock options granted in 2002, 2001 and 2000 was estimated under the Black-Scholes pricing model using the following assumptions: duration of options 4-5 years (2002 and 2001) 4-6 years (2000), stock price volatility (37%, 34% and 35%, respectively), dividend rate (2.55%, 2.50% and 2.20%, respectively), and risk free interest rate (5.30%, 4.80% and 4.90%-5.20%, respectively).


28.  SUBSEQUENT EVENTS

No significant transactions have occurred between December 31, 2002 and February 3, 2003 (the date when the Board of Directors approved Rhodia 2002 consolidated financial statements).


29.  RECONCILIATION TO US GAAP AND NEW U.S. ACCOUNTING STANDARDS

Rhodia applies French GAAP in the preparation of the consolidated financial statements. The differences between French GAAP and U.S. GAAP that could have a material effect on Rhodia's consolidated financial statements are described below:

a)  Accounting for derivative instruments and hedging activities

U.S. GAAP requires that Rhodia measure all derivatives at fair value and to recognize them in the consolidated balance sheet as an asset or liability. Gains or losses resulting from changes in the values of derivatives are accounted for depending on the intended use of the derivative and whether it qualifies for hedge accounting.

For Rhodia, the principal difference between U.S. GAAP and French GAAP relates to the accounting for cash flow hedges. Under U.S. GAAP, Rhodia would record the value of cash flow hedges with an offset to Other comprehensive income. Under French GAAP, cash flow hedges are commitments and are not recorded on the balance sheet.

The effect on Stockholders' equity as of December 31, 2002 and 2001 of applying U.S. GAAP would be a reduction of Stockholders' equity. Upon realization of cash flow hedges, Other comprehensive income would be reclassified into Net income. The application of this standard had no impact on Rhodia's net income for the years ended December 31, 2002 and 2001.

b)  Goodwill and Other intangible assets

U.S. GAAP requires that Rhodia cease the amortization of goodwill and indefinite-lived intangible assets and replace it with periodic tests of the impairment of these assets. French GAAP requires that Rhodia amortize goodwill and indefinite-lived assets. Rhodia has completed the transitional impairment test of its goodwill and there is no impairment of its goodwill.

Changes in the carrying amount of goodwill for the year ended December 31, 2002 follow:


--------------------------------------------------------------------------------------------------------------------
                                            Fine      Consumer    Industrial              Services
(In millions of(euro))                     Organics   Specialties  Specialties Polyamide  & Specialties Consolidated
--------------------------------------------------------------------------------------------------------------------
Balance, January 1, 2002                        476          682         102          19          75          1,354
Additions/(reductions)                            -           16         (2)         (1)           -             13
Amortization                                   (17)         (21)         (5)         (1)         (3)           (47)
Translation                                    (65)         (54)         (6)           -         (9)          (134)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                      394          623          89          17          63          1,186
(French GAAP)
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                            Fine      Consumer    Industrial              Services
(In millions of(euro))                     Organics   Specialties  Specialties Polyamide  & Specialties Consolidated
--------------------------------------------------------------------------------------------------------------------

Balance, January 1, 2002                        476          682         102          19          75          1,354
Additions/(reductions)                            -           16         (2)         (1)           -             13
Translation                                    (67)         (54)         (6)           -        (10)          (137)

--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                      409          644          94          18          65          1,230
(U.S. GAAP)
--------------------------------------------------------------------------------------------------------------------

Other intangible assets (all finite-lived) at December 31, 2002 and 2001 consist of the following:
--------------------------------------------------------------------------------------------------------------------

                                                  December 31, 2002                     December 31, 2001


(In millions of (euro))
                                           Gross                     Net        Gross                      Net
                                          Carrying   Accumulated   Carrying   Carrying   Accumulated    Carrying
                                           Amount    Amortization   Amount     Amount    Amortization    Amount
--------------------------------------------------------------------------------------------------------------------
Patents, licenses and trademarks                101         (63)          38        129         (70)             59
Capitalized software                            260        (165)          95        261        (163)             98
Other intangible assets                          80         (36)          44         86         (37)             49
--------------------------------------------------------------------------------------------------------------------
Total                                           441        (264)         177        476        (270)            206
--------------------------------------------------------------------------------------------------------------------

c) Reconciliation between French GAAP and U.S. GAAP

Operating income under U.S. GAAP for the years ended December 31, 2001 and 2000 is (euro)16 million and (euro)496 million, respectively, because amortization of goodwill is included in Operating income under U.S. GAAP.

A reconciliation of net income/(loss) and earnings/(loss) per share between French GAAP and U.S. GAAP for the year ended December 31, 2002 follows:
--------------------------------------------------------------------------------
(In millions of(euro))                                                     2002
--------------------------------------------------------------------------------
Net income/(loss) (French GAAP)                                             (4)

Amortization of goodwill                                                     47
--------------------------------------------------------------------------------
Net income/(loss) (U.S. GAAP)                                                43
--------------------------------------------------------------------------------
(In (euro))                                                                2002
--------------------------------------------------------------------------------
Basic and diluted earnings/(loss) per share (French GAAP):                (0.02)

Amortization of goodwill (U.S. GAAP)                                       0.26
--------------------------------------------------------------------------------

Basic and diluted earning/(loss) per share                                 0.24
--------------------------------------------------------------------------------

Rhodia's net income/(loss) and earnings/(loss) per share for the years ended December 31, 2002, 2001 and 2000, adjusted to exclude amortization of goodwill were as follows:
--------------------------------------------------------------------------------
(In millions of(euro))                            2002         2001        2000
--------------------------------------------------------------------------------
Net income/(loss) (U.S. GAAP)                       43         (213)         216

Amortization of goodwill                             -            50          32
--------------------------------------------------------------------------------
Net income/(loss) (As adjusted)                     43         (163)         248
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(In (euro))                                       2002         2001         2000
--------------------------------------------------------------------------------
Basic and diluted earnings/(loss) per share:
  U.S. GAAP                                       0.24        (1.19)        1.23
  Amortization of goodwill                           -          0.28        0.18
--------------------------------------------------------------------------------
  As adjusted                                     0.24        (0.91)        1.41
--------------------------------------------------------------------------------

A reconciliation of stockholders' equity between French GAAP and U.S. GAAP as of December 31, 2002 and 2001 and January 1, 2001 follows:

--------------------------------------------------------------------------------
                                                 December 31,         January 1,
  (In millions of(euro))                            2002      2001       2001
--------------------------------------------------------------------------------
  Stockholders' equity (French GAAP)               1,835     2,267       2,593

  Derivatives (cash flow hedges - net of tax) (1)   (38)      (35)        (12)

  Amortization of goodwill                            47         -           -

Pension liability over plan assets                  (138)        -           -

Translation                                           (3)        -           -
--------------------------------------------------------------------------------
Stockholders' equity (U.S. GAAP)                    1,703    2,232       2,581
--------------------------------------------------------------------------------
(1) Approximately one-half of the derivatives impact is expected to be reclassified into earnings next year.

If the market value of the plan's assets at the measurement date of the pension obligation is less than the accumulated benefit obligation, a liability is recorded with a corresponding negative adjustment to Shareholders' equity in accordance with FAS 87. The negative impact of this standard on Stockholders' equity as of December 31, 2002 was (euro)138 million. The negative impact is reversed as soon as the market value of the plan's assets become greater than the accumulated benefit obligation, either through an increase in market value or an additional contribution.

d)  Comprehensive income/(loss)

Comprehensive income/(loss) includes all changes in stockholders' equity during a period except those resulting from investments by and distributions to stockholders. The following table presents comprehensive income/(loss) for the years ended December 31, 2002, 2001 and 2000:
--------------------------------------------------------------------------------

  (In millions of(euro))                  2002           2001            2000
--------------------------------------------------------------------------------

  Net income/(loss) (U.S. GAAP)              43          (213)              216

  Derivatives                               (3)           (35)                -

Pension liability over plan assets        (138)              -                -

  Translation                             (400)           (28)              (28)
--------------------------------------------------------------------------------
  Comprehensive income/(loss)             (498)          (276)              188
--------------------------------------------------------------------------------

e)  Discontinued operations

Accounting for discontinued operations under U.S. GAAP changed in 2002. FAS 144 requires that a disposal of a business that qualifies as a component of an entity must be accounted for as a discontinued operation. The results of operations of these disposals, including financial expenses, income taxes and the gain/(loss) on the disposal are all reflected as discontinued operations. Prior periods must be restated in a comparable manner.

Presented below is consolidated summary financial information for the years ended December 31, 2002, 2001 and 2000 reflecting these disposals of businesses as discontinued operations:

--------------------------------------------------------------------------------
 (In millions of(euro))                             2002         2001       2000
--------------------------------------------------------------------------------
 Net sales                                        6,061        6,554       6,647

 EBITDA                                             707          491         901

 Operating income                                   304         (69)         437

 Income/(loss) from continuing operations            67        (232)         222

 Discontinued operations (1)                       (24)           19         (6)
--------------------------------------------------------------------------------
 Net income/(loss)                                   43        (213)         216
--------------------------------------------------------------------------------
(1) Including a net loss on disposal of (euro)38 in 2002 and income taxes/(benefit) of (euro)8, (euro)15 and (euro)(11) in 2002, 2001 and 2000, respectively.

The table above includes amortization of goodwill in operating income ((euro)75 million in 2001 and (euro)32 million in 2000) in accordance with U.S. GAAP (note 2.1.1).

f)  New accounting standards for U.S. GAAP in 2003

Accounting for Asset Retirement Obligations - U.S. GAAP requires, as of January 1, 2003, that Rhodia recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of the fair value can be made. Rhodia believes that it cannot make a reasonable estimate of an asset retirement obligation at this time, since its industrial sites have long and indeterminable useful lives.

Accounting for the Costs Associated with Exit or Disposal Activities - U.S. GAAP requires, as of January 1, 2003, that Rhodia account for these costs when incurred instead of at the date of its commitment to an exit plan as permitted under current U.S. GAAP. Since the new standard only impacts the timing of the recognition and the initial measurement of the amount of the liabilities relating to exit and disposal activities, Rhodia believes that the adoption of this standard will not have a significant effect on its consolidated financial position, results of operations or cash flows.

30.  CONSOLIDATED SUBSIDIARIES END OF 2002

In 2002, Rhodia's perimeter of consolidation included 179 companies (2001: 196), 153 companies are fully consolidated (2001: 162) and 26 companies are accounted for on the equity method (2001: 34).


The companies are:


--------------------------------------------------------------------------------

         GLOBALLY INTEGRATED SUBSIDIARIES           COUNTRIES           % OWNED
--------------------------------------------------------------------------------

RHODIA ACETOW AG                                     GERMANY              100
RHODIA DEUTSCHLAND GMBH                              GERMANY              100
RHODIA ENGINEERING PLASTICS GMBH                     GERMANY              100
RHODIA GERMANY INTERNATIONAL                         GERMANY              100
RHODIA GMBH                                          GERMANY              100
RHODIA GRUPPENUNT GMBH                               GERMANY              100
RHODIA PERFORM.FIBRES GMBH                           GERMANY              100
RHODIA SILICON GMBH                                  GERMANY              100
RHODIA SYNTECH GMBH                                  GERMANY              100
RECIPET ARGENTINA                                   ARGENTINA            99.17
RHODIA POLIAMIDA SUCURSAL ARGENTINA                 ARGENTINA             100
RHODIASTER FIPACK ARGENTINA                         ARGENTINA            99.99
A&W Chemicals Pty Ltd Australia                     Australia             100
RHODIA AUSTRALIA PTY                                AUSTRALIA             100
RHODIA SILICONES AUSTRALIA PTY LTD                  AUSTRALIA             100
RHODIA TRADING AUSTRALIA PTY LTD                    AUSTRALIA             100
RHODIA BELGIUM                                       BELGIUM             99.99
RHODIA CHEMIE NV                                     BELGIUM              100
RHODIA ACETOW LTDA                                   BRAZIL               100
RHODIA BRAZIL LTDA                                   BRAZIL               100
RHODIA PAR                                           BRAZIL               100
RHODIA POLIAMIDA BRASIL                              BRAZIL               100
RHODIA POLIAMIDA LTDA                                BRAZIL               100
RHOPART - PART SERVICIOS E COMERCIO LTDA             BRAZIL               100
RHODIA CANADA INC                                    CANADA               100
RHODIA ENGINEERING PLASTICS INC                      CANADA               100
BAOTOU RHODIA RARE EARTHS CO LTD                      CHINA               55
BEIJING RP EASTERN CHEMICAL LTD                       CHINA               70
RHODIA CHINA CO LTD                                   CHINA               100
RHODIA HENGCHANG ZH. SPECIALTY CHEMICALS CO LTD       CHINA               70
RHODIA SILICA QINGDAO CO LTD                          CHINA               100
RHODIA SILICONES SHANGHAI CO LTD                      CHINA               100
RHODIA SPECIALITY CHEMICALS WUXI                      CHINA               70
RHODIA SUZHOU ANLI SC                                 CHINA               70
RUOHAI (ZHEJIANG) FINE CHEMICALS CO LTD               CHINA               100
SHANGHAI LONG MA ENGINEERING PLACTICS CO LTD          CHINA               66
RHODIA POLYAMIDES CO LTD                           SOUTH KOREA            100
RHODIA SILICA KOREA CO LTD                         SOUTH KOREA            100
CONUBEN SL                                            SPAIN              83.64
RHODIA ENGINEERING PLASTICS SA                        SPAIN               100
RHODIA HPCII ESPANA                                   SPAIN               100
RHODIA IBERIA SA                                      SPAIN               100

RHODIA IBERLATEX                                      SPAIN               100
RHODIA SILICONAS ESPANA SA                            SPAIN               100
ALCOLAC INC                                       UNITED STATES           100
HEAT ENERGY ADVANCED TECHNOLOGY INC               UNITED STATES           100
RHODIA CHIREX AMERICA INC                         UNITED STATES           100
RHODIA CHIREX INC                                 UNITED STATES           100
RHODIA ELECTRONICS & Catalysis Inc                United States           100
RHODIA ENGINEERING PLASTICS CORP- USA             UNITED STATES            100
RHODIA FINANCIAL SERVICES INC                     UNITED STATES            100
RHODIA HOLDING INC                                UNITED STATES            100
RHODIA INC                                        UNITED STATES            100
RHODIA INDIA HOLDINGS INC                         UNITED STATES            100
RP SPECIALITY CHEMICALS HLDG CO                   UNITED STATES            100
GESMO                                                FRANCE                100
GIE OSIRIS                                           FRANCE               58.41
GIE SAINT VICTOIRE                                   FRANCE                100
ICMD - IND. CHIM. MULHOUSE DORNACH                   FRANCE                100
ORELIS                                               FRANCE                100
RHODIA ACETOL                                        FRANCE                100
RHODIA CAP                                           FRANCE                100
RHODIA CHIMIE                                        FRANCE                100
RHODIA ECO SERVICES                                  FRANCE                100
RHODIA ELECTRONICS & Catalysis                       FRANCE                100
RHODIA ENERGY                                        FRANCE                100
RHODIA ENGINEERING PLASTICS SA                       FRANCE                100
RHODIA ETANCHEITE                                    FRANCE                100
RHODIA FOOD SAS                                      FRANCE                100
RHODIA HPCII                                         FRANCE                100
RHODIA INTERMEDIAIRES                                FRANCE                100
RHODIA ORGANIQUE                                     FRANCE                100
RHODIA P.I. BELLE ETOILE                             FRANCE                100
RHODIA P.I. CHALAMPE                                 FRANCE                100
RHODIA PARTICIPATIONS                                FRANCE                100
RHODIA PERFORM.FIBRES SAS                            FRANCE                100
RHODIA POLYAMIDE INTERMEDIATES                       FRANCE                100
RHODIA POLYAMIDES ENGINEERING                        FRANCE                 65
RHODIA PPMC SAS                                      FRANCE                100
RHODIA RECHERCHES                                    FRANCE                100
RHODIA SERVICES                                      FRANCE                100
RHODIA SILICES                                       FRANCE                100
RHODIA SILICONES                                     FRANCE                100
RHODIANYL SNC                                        FRANCE                100
RHODITECH                                            FRANCE                100
A&W Chemicals (India)                                 India               72.93
RHODIA ENGINEERING PLASTICS SRL                       ITALY                100
RHODIA GERONAZZO SPA                                  ITALY                100
RHODIA ITALIA SPA                                     ITALY                100
RHODIA PERFORM.FIBRES SRL                             ITALY                100
RHODIA SILICONI ITALIA SPA                            ITALY                100
SRN ITALIA SRL                                        ITALY                100
ANAN KASEI CO LTD                                     JAPAN               67.01
RHODIA JAPAN LTD                                      JAPAN                100
RHODIA NICCA LTD                                      JAPAN                 60
RHODIA INDUSTRIAL YARNS SIA                          LATVIA                100
RHODIA CONS SPEC MALAYSIA                           MALAYSIA               100
RHODIA MALAYSIA SND BHD                             MALAYSIA               100
RHODIA DE MEXICO SA DE C.V.                          MEXICO                100
RHODIA ESPECIALIDADES                                MEXICO                100
RHODIA FOSFATADOS                                    MEXICO                100
RHODIA MEXICANA SA DE C.V.                           MEXICO                100
RHODIA SERVICIOS SA DE C.V.                          MEXICO                100

TROY GRUPO INDUSTRIAL                                MEXICO                100
MEYPRO BV                                          NETHERLANDS             100
RHODIA ECO SERVICES NEDERLAND BV                   NETHERLANDS             100
RHODIA ENGIN. PLAST. NV (NYLTECH NV)               NETHERLANDS             100
RHODIA FINANCE INTERNATIONAL BV                    NETHERLANDS             100
RHODIA INTERNATIONAL HOLDINGS BV                   NETHERLANDS             100
RHODIA NEDERLAND BV                                NETHERLANDS             100
RHODIA FOOD BIOLACTA SPZ                             POLAND               97.14
INDAL - INDUSTRIAS DE ALFARROBA LTD                 PORTUGAL               100
HOLMES CHAPEL TRADING LTD                        UNITED KINGDOM            100
RHODIA CHEMICALS LTD                             UNITED KINGDOM            100
RHODIA CHIREX (ANNAN) LTD                        UNITED KINGDOM            100
RHODIA CHIREX (DUDLEY) LTD                       UNITED KINGDOM            100
RHODIA CHIREX HOLDINGS LTD                       UNITED KINGDOM            100
RHODIA CONSUMER SPECIALTIES LTD                  UNITED KINGDOM            100
RHODIA ECO SERVICES LTD                          UNITED KINGDOM            100
RHODIA ENGINEERING PLASTICS LTD                  UNITED KINGDOM            100
RHODIA FOOD UK LTD                               UNITED KINGDOM            100
RHODIA HOLDING LTD                               UNITED KINGDOM            100
RHODIA HPCII LTD                                 UNITED KINGDOM            100
RHODIA INDUSTRIAL SPECIALTIES LTD                UNITED KINGDOM            100
RHODIA INTERNATIONAL HOLDINGS LTD                UNITED KINGDOM            100
RHODIA INVESTMENTS LTD                           UNITED KINGDOM            100
RHODIA LTD                                       UNITED KINGDOM            100
RHODIA ORGANIQUE FINE LTD                        UNITED KINGDOM            100
RHODIA OVERSEAS LTD                              UNITED KINGDOM            100
RHODIA REORGANISATION LTD                        UNITED KINGDOM            100
RHODIA SEALANTS LTD                              UNITED KINGDOM            100
RHODIA TEXEL LTD                                 UNITED KINGDOM            100
RHODIA UK LTD                                    UNITED KINGDOM            100
SERTOW SERPUKHOV                                     RUSSIA               97.01
AW ASIA PACIFIC HOLDINGS PTE                        SINGAPORE              100
RHODIA ASIA PACIFIC PTE LTD                         SINGAPORE              100
RHODIA INDUSTRIAL YARNS AS                          SLOVAQUIE              100
MEYHALL AG                                         SWITZERLAND             100
PARTICIPATIONS CHIMIQUES                           SWITZERLAND            99.99
RHODIA CAPITAL MARKET                              SWITZERLAND             100
RHODIA INDUSTRIAL YARNS AG                         SWITZERLAND             100
SOPARGEST                                          SWITZERLAND            99.98
RHODIA ENGIN. PLAST. TAIWAN CO LTD                   TAIWAN                100
AW THAI HOLDINGS LTD                                THAILAND               100
RHODIA PPMC THAILAND LTD                            THAILAND               100
RHODIA THAI INDUSTRIE                               THAILAND                74
ALAVER SA                                            URUGUAY                100
ALEXIL S.A.                                          URUGUAY               100
FAIRWAY INVESTIMENTOS SA                             URUGUAY               100
ZAMIN COMPANY SA                                     URUGUAY                100
PETPACK S.A.                                        VENEZUELA               60
RHODIA ACETOW VENEZUELA C.A.                        VENEZUELA              100
RHODIA SILICES DE VENEZUELA C.A.                    VENEZUELA              100

--------------------------------------------------------------------------------

 SUBSIDIARIES ACCOUNTED FOR ON THE EQUITY METHOD    COUNTRIES           % OWNED
--------------------------------------------------------------------------------

WARMEVERBUNDKRAFTWERK FREIBURG GMBH                   GERMANY             47.50
A&W Australia                                        Australia             50
GELYMAR                                                CHILE               50
JADE FINE CHEMICALS WUXI CO LTD                        CHINA               60
LUOPING PHOSPHORUS CHEMICAL CO LTD                     CHINA               50
YING LONG                                              CHINA               73
PRODUCTORA ANDINA DE ACIDOS Y DERIVADOS              COLOMBIA              100
AUXILIAR PAPELERA                                      SPAIN               50
NYCOA INC                                          UNITED STATES           50
OATRIM                                             UNITED STATES           50
PRIMESTER                                          UNITED STATES           50
BAIKOWSKI CHIMIE                                      FRANCE              30.22
BUTACHIMIE                                            FRANCE               50
CEVCO - CENTR.ELECTR.VAPEUR PT DE CLAIX               FRANCE               40
COGENERATION CHALAMPE                                 FRANCE               50
CYCLEON                                               FRANCE               50
GIE CHIMIE SALINDRES                                  FRANCE               50
GIE SPIRAL                                            FRANCE              58.20
NOVANCE                                               FRANCE              24.99
RHODIGAZ                                              FRANCE              50.04
HINDUSTAN GUM & Chemicals Ltd                          India               50
RHODIA MANYAR                                        INDONESIA             50
RHODIA ORGANO FOOD TECH CO LTD                         JAPAN               49
NYLSTAR NV                                          NETHERLANDS            50
CHEMPHIL AW CORPORATION                             PHILIPPINES           39.98
THAI POLYPHOSPHATES & Chemicals                      Thailand              30

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rhodia


Date:  February 6, 2003                     By:  /s/ Pierre Prot
                                            ------------------------------
                                            Name:    Pierre Prot
                                            Title:   Chief Financial Officer